As filed with the Securities and Exchange Commission on April 19, 2021
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

MedAvail Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	2834	90-0772394
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
MedAvail Holdings, Inc.
6665 Millcreek Drive, Suite 1
Mississauga, Ontario, Canada L5N 5M4
(973) 509-0444
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Ed Kilroy
Chief Executive Officer
MedAvail Holdings, Inc.
6665 Millcreek Drive, Suite 1
Mississauga, Ontario, Canada L5N 5M4
(973) 509-0444
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Philip Oettinger Eric Hsu Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Ryan Ferguson Chief Financial Officer MedAvail Holdings, Inc. 6665 Millcreek Drive, Suite 1 Mississauga, Ontario, Canada L5N 5M4 (973) 509-0444
Approximate date of commencement of proposed sale to the public: From time to time after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

CALCULATION OF REGISTRATION FEE
Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock $0.001 par value per share	15,193,972 (3)	$13.61 (2)	$206,789,958.92	$22,560.78
(1)Represents shares offered by the Selling Stockholders named in this prospectus. Includes an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by the Selling Stockholders.
(2)Estimated solely for purposes of calculating the registration fee according to Rule 457(c) under the Securities Act based on the average of the high and low prices of the common stock quoted on The Nasdaq Capital Market on April 16, 2021.
(3)Consists of 15,193,972 shares of our common stock registered for resale by the Selling Stockholders named in this prospectus, including (i) 13,519,421 shares of common stock held by such Selling Stockholders and (ii) 1,674,551 shares of our common stock that are issuable upon warrants to purchase our common stock at a weighted-average exercise price of $1.9847 held by such Selling Stockholders.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to completion)
Dated April 19, 2021
15,193,972 Shares of Common Stock by the Selling Stockholders
This prospectus relates to the resale from time to time by the Selling Stockholders named in this prospectus (together with their respective donees, transferees or other successors in interest, referred to as the Selling Stockholders) of up to 15,193,972 shares of our common stock, or the Resale Shares, including (i) 13,519,421 shares of our common stock held by the Selling Stockholders and (ii) 1,674,551 shares of our common stock issuable upon the exercise of warrants to purchase our common stock, or the Resale Warrants, at a weighted average exercise price of $1.9847 per share, held by the Selling Stockholders.
We will receive proceeds upon the exercise of the Resale Warrants, but we will not receive proceeds from the sale of the underlying shares of common stock issued upon exercise of such Resale Warrants or any Resale Shares being sold by the Selling Stockholders.
Our registration of the securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Resale Shares. The Selling Stockholders may sell the Resale Shares covered by this prospectus in a number of different ways and at varying prices. We provide additional information about how the Selling Stockholders may sell the Resale Shares in the section entitled “Plan of Distribution” beginning on page 30 of this prospectus. 13,508,832 Resale Shares registered pursuant to this Registration Statement will not be eligible for sale until the expiration of certain lock-up agreements on May 17, 2021, subject to certain exceptions.
Our common stock is listed on The Nasdaq Capital Market, or the Nasdaq, under the symbol “MDVL.” On April 16, 2021, the last quoted sale price for our common stock as reported on the Nasdaq was $13.45 per share.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.
We are a “smaller reporting company” as defined under the federal securities laws and, as such, we may continue to elect to comply with certain reduced public company reporting requirements in future reports. Certain implications of being a “smaller reporting company” are described on page 4 of this prospectus.
Investing in our common stock involves a high degree of risk. These risks are described under the caption “Risk Factors” that begins on page [6] of this prospectus.
Neither the United States Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the common stock that may be offered under this prospectus, nor have any of these regulatory authorities determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated                    , 2021.

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ABOUT THIS PROSPECTUS
You should rely only on the information contained in this prospectus or contained in any prospectus supplement or free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor the Selling Stockholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus, the applicable prospectus supplement and any related free writing prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.
For investors outside the United States: Neither we nor the Selling Stockholders have done anything that would permit this offering or possession or distribution of this prospectus, any prospectus supplement or free writing prospectus filed with the SEC, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus, any prospectus supplement or free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus, any prospectus supplement or free writing prospectus outside the United States.
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PROSPECTUS SUMMARY
This summary highlights certain information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before investing in our common stock, you should read this entire prospectus and the documents incorporated by reference carefully, including the “Risk Factors,” and the financial statements and accompanying notes and other information included and incorporated by reference in this prospectus. See also the section entitled “Where You Can Find More Information.” Unless otherwise indicated or the context otherwise requires, references in this prospectus to “MedAvail,” “MedAvail Holdings,” “we,” “us,” “our,” and the “Company” refers to MedAvail Holdings, Inc. and its subsidiaries.
Overview
We are a telehealth-enabled pharmacy technology company that has developed and commercialized an innovative self-service pharmacy, mobile application, kiosk, and drive-thru solution. Our principal technology and product is the MedCenter kiosk, a pharmacist controlled, patient-interactive, prescription dispensing system akin to a “pharmacy in a box” or prescription-dispensing ATM. The MedCenter kiosk facilitates live pharmacist counselling via two-way audio-video communication with the ability to dispense prescription medicines under pharmacist control. We also operate SpotRx Pharmacy, or SpotRx, a full-service retail pharmacy utilizing our automated pharmacy technology.

Business Segments
Retail Pharmacy Services Segment
The Retail Pharmacy Services Segment comprises MedAvail Pharmacy Inc., an Arizona corporation and our wholly owned subsidiary, and does business under the trade name “SpotRx Pharmacy” or “SpotRx”. SpotRx pharmacy operations consists of MedCenter kiosk generated sales to patients, including merchandise and pharmaceuticals. SpotRx is a full-service retail pharmacy platform operating in the United States, that is structured as a hub-and-spoke model; where a centralized pharmacy supports and operates a network of MedCenter kiosks. Payors include the patient and third-party payors (e.g., pharmacy benefit managers, insurance companies and governmental agencies). The SpotRx Pharmacy segment focuses on the Medicare (65+ year old) market and the medical clinics where Medicare recipients receive care. We typically pay rent to the health care site operator where the MedCenter kiosk is located. As of December 31, 2020, SpotRx had 57 MedCenter kiosks deployed and was operating in six central pharmacies, three in California, two in Arizona, and one Michigan.
Pharmacy Technology Segment
The Pharmacy Technology Segment comprises MedAvail Technologies (US) Inc., a Delaware corporation, our wholly owned subsidiary through MedAvail, and referred to as “MedAvail Technologies”. MedAvail Technologies sells the MedPlatform System to customers that includes the MedCenter prescription dispensing kiosk, software, integration services, and maintenance services. The customer provides and conducts all pharmacy staff and operations, including procuring and packaging all medications for stocking in the MedCenter kiosks. The MedPlatform agreement consideration includes either an initial lump sum payment upon MedCenter kiosk integration and installation, with monthly payments thereafter, for software and maintenance services; or a combined monthly payment that includes the MedCenter kiosk, integration services, software, and maintenance services.
The major steps of our deployment process include integration with the customer’s pharmacy software, including educating and training customer pharmacy staff, and MedCenter kiosk site planning and installation. The deployment process typically runs three to four months.
Our Competitive Strengths
Published studies have shown that medical clinics and other health care sites with an embedded pharmacy have higher patient medication adherence, with resulting improved health outcomes. However, deploying a traditional retail pharmacy in a medical clinic is costly. Most medical clinics cannot support the cost of establishing and running a physical pharmacy.

Our proprietary hardware and software technology has the following unique strengths:
•The SpotRx Pharmacy provides an embedded pharmacy with no capital investment or operational costs to the health care site location operator;
•The MedPlatform systems reduce customer pharmacy capital costs and operating cost through telehealth technology, automation, and sharing centralized resources;
•The MedCenter kiosk and support software are a proprietary real time telehealth platform, delivering remote pharmacy team, dispensing medications, answering patient questions, and supporting administrative functions;
•The SpotRx and MedPlatform software support systems share data with the healthcare practitioners to support patient adherence to improve patient health outcomes; and
•The SpotRx centralized pharmacy team supports medication adherence by combining regular refill reminders via text, phone or email, and convenient MedCenter kiosk dispensing, or free home courier delivery.
Our Growth Strategy
The SpotRx Retail Pharmacy Services segment primarily targets medical clinics that write at least 10,000 Medicare prescription claims per year. Based on Centers for Medicare & Medicaid Services, or CMS, data, there are approximately 260 clinics in Arizona and approximately 1,200 clinics in California that would qualify as potential sites. Currently SpotRx Pharmacy expansion is focused on six key states: Arizona, California, Michigan with future expansion into Illinois, Florida and Texas. The total medication spending for Medicare patients in these states was $40 billion according to a 2018 CMS study. Total Medicare Part D spending in the United States in this same period was $100 billion. When we enter a state, we focus on large health care provider chains that mainly support a Medicare population and then seek growth within those chains.
The Pharmacy Technology segment primarily targets customers that stand to benefit from the use of our MedCenter technology to better serve their customer base. There is a wide range of customer types and business benefits that our technology addresses. Pharmacy Technology customer types include large healthcare systems, mass merchandise retailers, hospital systems, etc. Our customers report that our technology creates value for them, including lower operating costs, and a better consumer experience for their customers. We focus on an enterprise sales approach that demonstrates to potential customers the expected benefits of lower operating costs, better customer service, and improved medication adherence.
The consequences of the COVID-19 pandemic highlighted the SpotRx Pharmacy and MedPlatform benefits. As a result, health systems such as Texas Health Resources began to deploy our MedPlatform technology to increase their pharmacy footprint, with an initial focus on their emergency departments. Additionally, certain states changed their regulations to allow our technology (e.g. Florida and Washington implemented new laws effective July 1, 2020), while Texas has enacted temporary laws to allow MedCenter kiosk deployments, with the creation of new permanent laws expected in 2021.
Risk Factors
Investing in our common stock involves risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. These risks are discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks and uncertainties include, but are not limited to, the following:
•Our pharmacy business is dependent upon access to payer networks. If we are not able to maintain adequate levels of third-party coverage and reimbursement for our pharmacy drug sales, if third parties rescind or modify their coverage, or if patients are left with significant out-of-pocket costs, it would have a material adverse effect on our business, financial condition and results of operations.

•We rely on a limited number of prescription drug wholesalers to supply our pharmacies. The loss of any of these relationships and/or fluctuations in pharmaceutical prices could disrupt our business and adversely impact our business, financial condition and results of operations.
•The retail pharmacy market is highly competitive. If our competitors are able to develop new products and services that gain greater acceptance in the market place than any products and services we develop, our commercial opportunities will be reduced. If our competitors are better able to respond to changes in market dynamics, our business position, financial condition and results of operations could be adversely affected.
•Our technology business is dependent upon clinics adopting our MedCenters, and if we fail to obtain broad adoption, our business would be adversely affected.
•We rely on Kitron Technologies, or Kitron, to manufacture our MedCenters, which makes us vulnerable to supply shortages and price fluctuations that could have a material adverse effect on our business, financial condition and results of operations.
•We have a history of net losses, which we expect to continue, and we may not be able to achieve or sustain profitability in the future.
•The COVID-19 pandemic and efforts to reduce its spread have impacted, and may in the future periods negatively impact, our business and operations.
•We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell and market our products.
•Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenue and operating results.
Merger with MedAvail, Inc.
On November 17, 2020 our wholly-owned subsidiary, Matrix Merger Sub, Inc., a corporation formed in the State of Delaware, or Merger Sub, merged with and into MedAvail, Inc., or MAI, the corporate existence of Merger Sub ceased, and MAI became our wholly-owned subsidiary as a result of the merger, or the Merger. As of result of the Merger, we acquired the business of MAI. Prior to the effective time of the Merger, on November 16, 2020, we contributed substantially all of the assets and liabilities of the pre-Merger company MYOS RENS Technology Inc., or MYOS, to MYOS Corp., a Delaware corporation, or MYOS Corp., in exchange for all the outstanding shares of common stock MYOS Corp. On November 18, 2020, the MYOS shareholders of record existing as of October 2, 2020 were issued a pro rata dividend of all the outstanding shares of MYOS Corp. Immediately after the completion of the Merger, we reincorporated as a Delaware corporation and adopted “MedAvail Holdings, Inc.” as our company name. We, as the company post-Merger, operate under the name “MedAvail Holdings” and our trading symbol is “MDVL.”
The Merger was treated as a recapitalization and reverse acquisition for us for financial reporting purposes, and MAI is considered the acquirer for accounting purposes.
As a result of the Merger and the change in our business and operations, a discussion of the past financial results of MYOS is not pertinent, and under applicable accounting principles, the historical financial results of MAI, the accounting acquirer, prior to the Merger are considered our historical financial results.
On November 17, 2020 in connection with the Merger, we effected a reverse stock split at a ratio of one new share for every 12 shares of our common stock outstanding, or the Reverse Stock Split. At the effective time of the Merger, each share of MAI’s capital stock (on an as converted to MAI common stock basis) issued and outstanding immediately prior to the Merger converted into the right to receive approximately 1.26 shares of our common stock, or the Exchange Ratio. As a result, 30,665,560 shares of our common stock were issued to former holders of MAI’s issued and outstanding capital stock after adjustments due to rounding for fractional shares.

In addition, (i) options to purchase 2,038,040 shares of MAI’s common stock issued and outstanding immediately prior to the closing of the Merger under MAI’s 2012 Equity Incentive Plan and 2018 Equity Incentive Plan were assumed and converted into options to purchase 2,568,281 shares of our common stock, and (ii) warrants to purchase 1,290,801 shares of MAI’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 1,626,622 shares of our common stock.
Implications of Being a Smaller Reporting Company
We are a “smaller reporting company” and will remain a smaller reporting company while either (i) the market value of our stock held by non-affiliates was less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) our annual revenue was less than $100 million during our most recently completed fiscal year and the market value of our stock held by non-affiliates was less than $700 million as of the last business day of our most recently completed second fiscal quarter. We intend to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies, such as reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not smaller reporting companies.
Corporate Information
We were originally incorporated as MYOS Corporation in the State of Nevada in April 2007. In March 2016, we completed a merger with our wholly-owned subsidiary, MYOS RENS Technology Inc., and formally assumed the subsidiary’s name by filing Articles of Merger with the Secretary of State of the State of Nevada. The subsidiary was incorporated solely for the purpose of effecting the name change and the merger did not affect our governing documents or corporate structure in any other way. Following our acquisition of MedAvail, Inc. in November 2020, we reincorporated as a Delaware corporation and changed our name to MedAvail Holdings, Inc. In accordance with “reverse merger” accounting treatment, our historical financial statements as of period ends, and for periods ended, prior to our acquisition of MedAvail, Inc. were replaced with the historical financial statements of MedAvail, Inc. in our SEC filings made after the acquisition.
Our principal executive offices are located at 6665 Millcreek Dr. Unit 1, Mississauga, Ontario, Canada L5N 5M4, and our telephone number is (973) 509-0444. Our website is www.medavail.com. Information contained on our website is not part of this prospectus or the registration statement of which it forms a part and is not incorporated by reference in this prospectus or the registration statement of which it forms a part.

THE OFFERING

Shares of common stock to be resold from time to time by the Selling Stockholders (including the shares to be issued by us upon exercise of the Resale Warrants)	15,193,972 shares.

Shares of common stock outstanding	31,944,803 shares prior to any exercise of the Resale Warrants. 33,619,354 shares after giving effect to the exercise of all of the outstanding Resale Warrants.

Use of proceeds
We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders. We will receive up to an aggregate of approximately $3.3 million from the exercise of the Resale Warrants, assuming the exercise in full of the Resale Warrants for cash.

See “Use of Proceeds.”

Shares subject to certain lock-up agreements
14,379,254 Resale Shares registered pursuant to this Registration Statement will not be eligible for sale until the expiration of certain lock-up agreements on May 17, 2021, subject to certain exceptions.

Nasdaq symbol	“MDVL.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock outstanding is based on 31,944,803 shares outstanding as of April 16, 2021 and does not include:
•1,674,551 shares of common stock issuable upon the exercise of the Resale Warrants with a weighted-average exercise price of $1.9847 per share;
•2,511,848 shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $2.6310 per share;
•50,922 shares of common stock issuable upon vesting of restricted stock units;
•4,859,832 shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan; and
•1,018,161 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan.
Unless otherwise indicated, all information in this prospectus reflects or assumes the following:
•no exercise or termination of options or warrants outstanding after April 16, 2021.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, and those discussed under the heading “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2020, which are incorporated by reference into this prospectus, together with the other information contained in this prospectus and the documents incorporated by reference herein. If any of these risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.
Risks Related to our Operations
The Company is an early-stage company with a history of net losses, and expects to incur operating losses in the future and may not be able to achieve or sustain profitability. The Company has a limited history operating as a commercial company.
The Company has incurred net losses since its inception in 2012. For the years ended December 31, 2020 and 2019, it had a net loss of $26.8 million, and $21.5 million, respectively, and the Company expects to continue to incur additional losses in the future. As of December 31, 2020, the Company had an accumulated deficit of $148.3 million. To date, the Company has financed its operations primarily through equity and debt financings and from deployments of its MedCenter kiosk solution and the operation of its full-service retail pharmacy platform. The losses and accumulated deficit have primarily been due to the substantial investments that the Company has made to develop its products, as well as for costs related to general research and development, including clinical and regulatory initiatives to obtain marketing approval, sales and marketing efforts and infrastructure improvements.
The Company began commercializing its products in the United States in 2016 and therefore does not have a long history operating as a commercial company. Over the next several years, the Company expects to continue to devote a substantial amount of its resources to, among other matters, expand commercialization efforts and increase adoption for its products and develop additional products. In addition, as a public company, the Company will incur significant legal, accounting and other expenses that it did not incur as a private company. Accordingly, the Company expects to continue to incur operating losses for the foreseeable future and it cannot assure you that we will achieve profitability in the future or that, if the Company becomes profitable, that it will sustain profitability. The Company’s failure to achieve and sustain profitability in the future will make it more difficult to finance its business and accomplish its strategic objectives, which would have a material adverse effect on the Company’s business, financial condition and results of operations and cause the market price of its common stock to decline. In addition, failure of the Company’s products to significantly penetrate the target markets would negatively affect its business, financial condition and results of operations.
The Company’s core technology the MedCenter has been in market since 2015 at limited volume. Over the past two years the Company opened its own retail pharmacy, SpotRx Pharmacy, which focuses on the Medicare Provider market. This new focus which comprise a substantial portion of its current revenue, and thus the model has a limited operating history; this makes it difficult to predict its future operating results.
The Company began shipping its first products in 2015. Given the constantly evolving market for retail pharmacy, regulatory changes to government healthcare programs and the constant competitive pressures in this market, its limited operating history with this market provides a limited basis upon which to evaluate its ability to accomplish its business objectives. The Company is in the early stages of deployment, and there are many risks associated with the rapidly changing retail pharmacy and Medicare market. The Company may not be successful in addressing these risks; and its limited operating history adds to the difficulty in forecasting its future revenue and planning expenses accordingly and, therefore, predicting its future operating results.

The Company faces risks relating to the availability, pricing and safety profiles of prescription drugs that it purchases and sells.
The Company’s path to profitability is dependent upon the utilization of prescription drug products. It dispenses significant volumes of brand name and generic drugs. Its revenues, operating results and cash flows may decline if physicians cease writing prescriptions for drugs or the utilization of drugs is reduced due to:
•increased safety risk profiles or regulatory restrictions;
•manufacturing or other supply issues;
•certain products being withdrawn by their manufacturers or transitioned to over-the-counter products;
•future FDA rulings restricting the supply or increasing the cost of products;
•the introduction of new and successful prescription drugs or lower-priced generic alternatives to existing brand name products; or
•inflation in the price of brand name drugs.
In addition, increased utilization of generic drugs, which normally yield a higher gross profit rate than equivalent brand name drugs, has resulted in pressure to decrease reimbursement payments to the Company and pharmacies in general for generic drugs, causing a reduction in its margins on sales of generic drugs. Consolidation within the generic drug manufacturing industry and other external factors may enhance the ability of manufacturers to sustain or increase pricing of generic drugs and diminish its ability to negotiate reduced generic drug acquisition costs. Any inability to offset increased brand name or generic prescription drug acquisition costs or to modify its activities to lessen the financial impact of such increased costs could have a significant adverse effect on its operating results.
The Company purchases a significant amount of prescription drugs from a limited number of wholesalers. The loss of any of these relationships could disrupt its business and adversely impact its revenues for one or more fiscal quarters.
The loss of any of these relationships, the failure by the suppliers to fulfill its purchase orders on a timely basis or at all, or a contractual dispute could significantly disrupt its business and adversely impact its revenues for one or more fiscal quarters. In the event of a contractual dispute, it could become involved in litigation, the outcome of which may be uncertain or difficult to predict and could result in its incurrence of substantial costs regardless of the outcome.
The Company’s business could also be harmed by any governmental enforcement actions, regulatory proceedings, inquiries and investigations, or similar actions, or similar private proceedings, that would alter how drug manufacturers promote or sell products and services.
The specialty pharmacy and pharmacy benefit managers, or PBM, industries are highly litigious and future litigation or other proceedings could subject the Company to significant monetary damages or penalties or require the Company to change its business practices, which could impair its reputation and result in a material adverse effect on its business.
The Company is subject to risks relating to litigation, enforcement actions, regulatory proceedings, government inquiries and investigations, and other similar actions in connection with its business operations. While the Company is currently not subject to any material litigation of this nature relating to its business operations, such litigation is not unusual in its industry. Further, while certain costs are covered by insurance, the Company may incur uninsured costs related to the defense of such proceedings that could be material to its financial performance. In addition, as a public company, any material decline in the market price of its common stock may expose it to purported class action lawsuits that, even if unsuccessful, could be costly to defend or indemnify (to the extent not covered by insurance) and a distraction to management. The results of legal proceedings are often uncertain and difficult to predict, and the Company could from time to time incur judgments, enter into settlements, materially change its business practices or technologies or revise its expectations regarding the outcome of certain matters. In addition, the costs incurred in litigation can be substantial, regardless of the outcome. If one or more of these proceedings or any future proceeding has an unfavorable outcome, the Company cannot provide any assurance it would not have a material adverse effect on its business and results of operations, including its ability to attract and retain clients as a result of any negative reputational impact of such an outcome.
The Company’s products, both hardware and software, are complex and require precision in design and manufacturing. Any errors in product performance could result in significant harm to its reputation and its business.
The development and production of new products with high technology content, such as the Company’s MedCenter Kiosk, is complicated and often involves problems with software, components and manufacturing methods. The Company’s products have contained and may continue to contain one or more undetected errors, defects or security vulnerabilities. Some errors in its products may only be discovered after a product has been installed and used by consumers. The Company suspects that errors, including potentially serious errors, may be found from time to time in its products. The Company’s MedCenter Kiosk may suffer degradation of performance and reliability over time. Furthermore, because it outsources the manufacturing of almost all of the key hardware components of its MedCenter Kiosk, the Company may also be subject to product performance problems as a result of the acts or omissions of these third parties.
If reliability, quality or other problems develop, a number of negative effects on the Company’s business could result, including:
•costs associated with fixing or replacing products;
•reduced orders from existing customers; and
•declining interest from potential customers.
Reduced access to payer networks would have significant impact to the Company’s business.
Access to payer networks which reimburse the Company’s pharmacy upon dispense is renewed on an annual basis. Any inability to renew in a network would exclude the Company from filling prescriptions for those Medicare patients and impact its ability to operate.
The Company has experienced significant growth, and if it is unable to manage its administrative and operational infrastructures in view of this growth, then it will suffer significant harm.
The Company will require further expansion of its infrastructure and headcount if it is to achieve planned expansion of its product offerings and planned increases in its customer base. Its growth has placed, and is expected to continue to place, a significant strain on its administrative and operational infrastructure. The Company’s ability to manage its operations and growth will require it to continue to refine its operational, financial and management controls, human resource policies, and reporting systems and procedures.
The Company may not be able to implement improvements to its management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If it is unable to manage future expansion, its ability to provide high quality products and services could be harmed, which would damage its reputation and brand and substantially harm its business and results of operations.
The Company depends on access to clinics and needs to maintain good working relationships with the clinics in order to continue to grow its business.
The Company is dependent upon access to clinics to acquire customers and runs its MedCenter Kiosks at sites where treatment is rendered and prescriptions generated. The Company needs to continue to have access to clinics in order to acquire new customers to grow its business. It must maintain good working relationships with the managers of those clinics. In the event that the Company does not maintain those relationships it may lose access to clinics and that may have a material and adverse relationship on its ability to grow and will negatively impact its results of operations as a result.

The Company’s business results depend on its ability to successfully manage ongoing organizational change and business transformation and achieve cost savings and operating efficiency initiatives.
If the Company is unable to continually obtain productivity improvements, while continuing to invest in business growth, or if the volume and nature of change overwhelms available resources, its business operations and financial results could be materially and adversely impacted. Its ability to successfully manage and execute these initiatives and realize expected savings and benefits in the amounts and at the times anticipated is important to its business success. Any failure to do so, which could result from its inability to successfully execute organizational change and business transformation plans, changes in global or regional economic conditions, competition, changes in the industries in which it competes, unanticipated costs or charges, loss of key personnel and other factors described herein, could have a material adverse effect on its businesses, financial condition and results of operations.
The Company faces significant competition in attracting and retaining talented employees. Further, managing succession for, and retention of, key executives is critical to its success, and its failure to do so could adversely affect its businesses, operating results and/or future performance.
The Company’s ability to attract and retain qualified and experienced employees is essential to meet its current and future goals and objectives. There is no guarantee it will be able to attract and retain such employees or that competition among potential employers will not result in increased compensation and/or benefits costs. In addition, the Company’s success is highly dependent on the continued services of key members of our executive management team and others in key management positions. Any of the Company’s employees may terminate their employment with the Company at any time. If the Company loses one or more key employees, is unable to retain existing employees or attract additional employees, or it experiences an unexpected loss of leadership, then the Company may experience difficulties in competing effectively, developing its technologies, or implementing its business strategy, and, as a result, the Company could experience a material adverse effect on its businesses, operating results and/or future performance.
In addition, its failure to adequately plan for succession of senior management and other key management roles or the failure of key employees to successfully transition into new roles could have a material adverse effect on its businesses, operating results and/or future performance. The succession plans it has in place and its employment arrangements with certain key executives do not guarantee the services of these executives will continue to be available to it.
If the Company or the businesses it interacts with do not maintain the privacy and security of sensitive customer and business information, it could damage the Company’s reputation and the Company could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.
The protection of customer, employee, and Company data is critical to the Company’s businesses. Cybersecurity and other information technology security risks, such as a significant breach of customer, employee, or company data, could create significant workflow disruption, attract a substantial amount of media attention, damage the Company’s customer relationships, reputation and brand, and result in lost sales, fines or lawsuits. Throughout the Company’s operations, it receives, retains and transmits certain personal information that its customers and others provide to purchase products or services, fill prescriptions, enroll in promotional programs, participate in its customer loyalty programs, register on the Company websites, or otherwise communicate and interact with the Company. In addition, aspects of its operations depend upon the secure transmission of confidential information over public networks. Like other global companies, the Company and businesses it interacts with have experienced threats to data and systems, including by perpetrators of random or targeted malicious cyber-attacks, computer viruses, worms, bot attacks or other destructive or disruptive software and attempts to misappropriate customer information, including credit card information, and cause system failures and disruptions. Any compromise of its data security systems or of those of businesses with whom it interacts, which results in confidential information being accessed, obtained, damaged or used by unauthorized or improper persons, could harm its reputation and expose it to regulatory actions, customer attrition, remediation expenses, and claims from customers, financial institutions, payment card associations and other persons, any of which could materially and adversely affect its business operations, financial condition and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, it may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that it expend substantial additional resources related to the security of information systems and disrupt its businesses.
The Company depends on and interacts with the information technology networks and systems of third-parties for many aspects of its business operations, including payers, strategic partners and cloud service providers. These third parties may have access to information it maintains about the Company or its operations, customers, employees and vendors, or operating systems that are critical to or can significantly impact its business operations. Like the Company, these third-parties are subject to risks imposed by data breaches and cyber-attacks and other events or actions that could damage, disrupt or close down their networks or systems. Any expansion of information technology outsourcing, including through arrangements with its strategic partners, may increase vulnerabilities and weaknesses relating to cybersecurity and data management. Security processes, protocols and standards that it has implemented and contractual provisions requiring security measures that it may have sought to impose on such third-parties may not be sufficient or effective at preventing such events, which could result in unauthorized access to, or disruptions or denials of access to, or misuse of, information or systems that are important to its business, including proprietary information, sensitive or confidential data, and other information about its operations, customers, employees and suppliers, including personal information.
The regulatory environment surrounding data security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across businesses and geographic areas. The Company is required to comply with increasingly complex and changing data security and privacy regulations in the United States and in other jurisdictions in which it operates that regulate the collection, use and transfer of personal data, including the transfer of personal data between or among countries. In the United States, for example, HIPAA imposes extensive privacy and security requirements governing the transmission, use and disclosure of health information by covered entities in the health care industry, including health care providers such as pharmacies. In addition, the California Consumer Privacy Act, which went into effect on January 1, 2020, imposes stringent requirements on the use and treatment of “personal information” of California residents, which term is broadly defined to include, among other things, information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked to a consumer or household. Other U.S. states have enacted, or are proposing similar laws related to the protection of personal data. In addition, the U.S. federal government is considering federal privacy legislation. Outside the United States, many of its business units operate in countries with stringent data protection regulations, and these laws continue to change. For example, the European Union’s General Data Protection Regulation, which became effective in May 2018, greatly increased the jurisdictional reach of European Union data protection laws and added a broad array of requirements for handling personal data, including the public disclosure of significant data breaches, and provides for greater penalties for noncompliance. Other countries have enacted or are considering enacting data localization laws that require certain data to stay within their borders. Complying with changing regulatory requirements requires the Company to incur substantial costs and may require changes to its business practices in certain jurisdictions, any of which could materially and adversely affect its business operations and operating results. It may also face audits or investigations by one or more domestic or foreign government agencies relating to its compliance with these regulations. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If the Company or those with whom it shares information fail to comply with these laws and regulations or experience a data security breach, its reputation could be damaged and it could be subject to additional litigation and regulatory risks, particularly to the extent the breach relates to sensitive data. The Company’s security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to its data systems and misappropriate business and personal information. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to its reputation and credibility, and potentially have a material adverse effect on its business operations, financial condition and results of operations.

The Company’s business success and operating results depend in part on effective information technology systems and on continuing to develop and implement improvements in technology. Pursuing multiple initiatives simultaneously could make this continued development and implementation significantly more challenging.
Many aspects of the Company’s operations are dependent on its information systems and the information collected, processed, stored, and handled by these systems. The Company relies heavily on its computer systems to manage its ordering, pricing, point-of-sale, pharmacy fulfillment, inventory replenishment, claims processing, customer loyalty and subscription programs, finance and other processes. Throughout the Company’s operations, it collects, processes, maintains, retains, evaluates, utilizes and distributes large amounts of confidential and sensitive data and information, including personally identifiable information and protected health information, that its customers, members and other constituents provide to purchase products or services, enroll in programs or services, register on its websites, interact with its personnel, or otherwise communicates with the Company. In addition, for these operations, the Company depends in part on the secure transmission of confidential information over public networks.
The Company has many different information and other technology systems supporting its businesses. Its businesses depend in large part on these systems to adequately price its products and services; accurately establish reserves, process claims and report operating results; and interact with providers, employer plan sponsors, customers, members, consumers and vendors in an efficient and uninterrupted fashion. In addition, recent trends toward greater consumer engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Certain of its technology systems, including software, are older, legacy systems that are less flexible, less efficient and require a significant ongoing commitment of capital and human resources to maintain, protect and enhance them and to integrate them with its other systems. The Company must re-engineer and reduce the number of these systems to meet changing consumer and vendor preferences and needs, improve its productivity and reduce its operating expenses. The Company also needs to develop or acquire new technology systems, contract with new vendors or modify certain of its existing systems to support the consumer-oriented and transformation products and services it is developing, operating and expanding and/or to meet current and developing industry and regulatory standards, including to keep pace with continuing changes in information processing technology and emerging cybersecurity risks and threats. If it fails to achieve these objectives, the Company’s ability to profitably grow its business and/or its operating results may be adversely affected.
In addition, information technology and other technology and process improvement projects frequently are long-term in nature and may take longer to complete and cost more than the Company expects and may not deliver the benefits it projects once they are complete. If the Company does not effectively and efficiently secure, manage, integrate and enhance its technology portfolio, including vendor sourced systems, it could, among other things, have problems determining health care and other benefit cost estimates and/or establishing appropriate pricing, meeting the needs of customers, consumers, providers, members and vendors, developing and expanding its consumer-oriented products and services or keeping pace with industry and regulatory standards, and its operating results may be adversely affected.
The Company could be adversely affected by product liability, product recall, personal injury or other health and safety issues.
The Company could be adversely impacted by the supply of defective or expired products, including the infiltration of counterfeit products into the supply chain, errors in re-labeling of products, product tampering, product recall and contamination or product mishandling issues. Errors in the dispensing and packaging of pharmaceuticals, including related counseling could lead to serious injury or death. Product liability or personal injury claims may be asserted against the Company with respect to any of the products or pharmaceuticals it sells or services it provides. For example, from time to time, the FDA issues statements alerting patients that products in the Company’s and other pharmacies supply chains may contain impurities or harmful substances, and claims relating to the sale or distribution of such products may be asserted against the Company or arise from these statements. Should a product or other liability issue arise, the coverage limits under its insurance programs and third-party indemnification amounts available to it may not be adequate to protect the Company against claims and judgments. The Company also may not be able to maintain this insurance on acceptable terms in the future.

Changes in economic conditions could adversely affect consumer buying practices.
The Company’s performance has been, and may continue to be, adversely impacted by changes in global, national, regional or local economic conditions and consumer confidence. These conditions can also adversely affect its key vendors and customers. External factors that affect consumer confidence and over which the Company exercises no influence include the impact of COVID-19 and any future pandemics, unemployment rates, inflation, levels of personal disposable income, levels of taxes and interest and global, national, regional or local economic conditions, as well as acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns, which could lead to a decrease in overall consumer spending as well as in prescription drug and health services utilization and which could be exacerbated by the increasing prevalence of high-deductible health insurance plans and related plan design changes.
The Company could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.
Generally Accepted Accounting Principles, or GAAP, and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to the Company’s businesses, including, but not limited to, revenue recognition, asset impairment, impairment of goodwill and other intangible assets, inventories, equity method investments, vendor rebates and other vendor consideration, lease obligations, self-insurance liabilities, pension and postretirement benefits, tax matters, unclaimed property laws and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change the Company’s reported or expected financial performance or financial condition. For example, changes in accounting standards and the application of existing accounting standards particularly related to the measurement of fair value as compared to carrying value for the Company’s reporting units, including goodwill, intangible assets and investments in equity interests, may have an adverse effect on the Company’s financial condition and results of operations. Factors that could lead to impairment of goodwill and intangible assets include significant adverse changes in the business climate and declines in the financial condition of a reporting unit. Factors that could lead to impairment of investments in equity interests of the companies in which the Company invested include a prolonged period of decline in their operating performance or adverse changes in the economic, regulatory and legal environments of the countries in which they operate.
New accounting guidance also may require changes to the Company’s processes, accounting systems and internal controls that could increase its operating costs and/or significantly change its financial statements. For example, in February 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2016-02, Leases (Topic 842), which supersedes Topic 840, Leases. This ASU, which became effective for the Company in fiscal years beginning after December 15, 2019 (fiscal year 2020), and for interim periods beginning after December 15, 2020, seeks to increase the transparency and comparability of organizations by recognizing operating lease assets and operating lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption approach for these accounting standards affect the comparability of the Company’s consolidated financial statements. Implementing new accounting guidance may require the Company to make significant changes to and investments in its accounting systems and processes, which could result in significant adverse changes to its financial statements.
The Company may be required to pay significant penalties if it is not able to fulfill all of its registration requirements under an outstanding registration rights agreement.
The Company has registration rights obligations with respect to shares of Common Stock held by legacy MedAvail stockholders. Pursuant to these obligations, the Company will be required to file a registration statement within a certain time period following the closing of the Business Combination and then have the registration statement declared effective within a certain time period thereafter and to maintain the effectiveness of such registration statement. The failure to do so could result in the payment of liquidated damage by the Company, which could be as much as approximately $150,000 per month until the certain registration statement is declared effective. There can be no assurance that the Company will not incur damages with respect to such agreement.

Significant and increasing pressure from third-party payers to limit reimbursements could materially and adversely impacts the Company’s profitability, results of operations and financial condition.
The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit managers, or PBMs, government programs (such as Medicare, Medicaid and other federal and state funded programs), and other third-party payers to limit pharmacy reimbursements, as well as litigation and other legal proceedings or governmental regulation related to how drugs are priced, may adversely impact its profitability. While manufacturers have increased the price of drugs, payers have generally decreased reimbursement rates as a percentage of drug cost.
Pharmacy Benefit Managers:
The Company derives a significant portion of its sales from prescription drug sales reimbursed through prescription drug plans administered by a limited number of PBM companies and health plans. PBM companies typically administer multiple prescription drug plans that expire at various times and provide for varying reimbursement rates, and often limit coverage to specific drug products on an approved list, known as a formulary, which might not include all of the approved drugs for a particular indication. Reimbursements received from PBMs are determined pursuant to agreements. Should PBMs seek to negotiate reduced reimbursement rates or to adjust reimbursement rates downward, or change products covered under their formulary, this could negatively impact the Company’s profitability. In addition, PBMs may not be willing to accept or otherwise restrict the Company’s participation in networks of pharmacy providers to comply with PBM demands. The Company may elect not to continue or enter into participation in a pharmacy provider network if reimbursements are too low. Should it exit a pharmacy provider network and later resume participation, it may not achieve the same level of business and clients or the PBMs may not choose to include it again in the pharmacy network for their plans. In such events, it may incur increased marketing and other costs to offset these client losses through other strategic initiatives. As a result, it may lose sales, and if it is unable to replace any such lost sales, its operating results could be materially and adversely affected.
Medicare and Medicaid:
Reimbursement from government programs is subject to a myriad of requirements, including but not limited to statutory and regulatory, administrative rulings, interpretations, retroactive payment adjustments, governmental funding restrictions, and changes to, or introduction of, legislation, all of which may materially affect the amount and timing of reimbursement payments to the Company. These changes may reduce its revenue and profitability on services provided to Medicare and Medicaid patients and increase its working capital requirements.
The utilization of Medicare Part D by cash and state Medicaid customers, with established pharmacy network payments based on actual acquisition cost, has resulted in increased utilization and decreased pharmacy gross margin rates. In addition, changes to Medicare Part D, such as the elimination of the tax deductibility of the retiree drug subsidy payment received by sponsors of retiree drug plans, could result in the Company’s PBM clients deciding to discontinue providing prescription drug benefits to their Medicare-eligible members. To the extent this occurs, the adverse effects of increasing customer migration into Medicare Part D may outweigh the benefits the Company realize from the growth of its Medicare Part D business.
Given the significant competition in the industry, the Company has limited bargaining power to counter payer demands for reduced reimbursement rates. If the Company is unable to negotiate for acceptable reimbursement rates or replace unfavorable contracts with new business on acceptable terms, its revenues and business could be adversely affected. Should it experience a loss of sales as a result of reduced reimbursement rates and be unable to appropriately adjust staffing levels in a timely and efficient manner, this may negatively impact its financial condition or results of operations.
There have been multiple executive, congressional and judicial attempts to modify or repeal the ACA. The Company cannot predict the success or effect any modification or repeal and any subsequent legislation would have on reimbursement levels. Furthermore, a third-party payer may not be able to pay timely, or may delay payment of, amounts owed to it due to budgetary constraints or deterioration of financial condition. Recent or future changes in prescription drug reimbursement policies and practices may materially and adversely affect its results of operations.

The amount of DIR fees charged by PBMs, as well as the timing of assessing such fees and the methodology in calculating such fees, may have a material adverse impact on the Company’s financial performance and, to the extent such fees are material, may limit its ability to provide accurate financial guidance for future periods.
Some PBMs charge certain direct and indirect remuneration, or DIR, fees, often calculated and charged several months after adjudication of a claim, which adversely impacts its profitability. DIR fees is a term used by The Centers for Medicare & Medicaid Services, or CMS, to address price concessions that ultimately may impact the prescription drug reimbursement of Medicare Part D plans, but are not captured at the point of sale. Further, the timing of assessments, changes in the manner in which DIR fees are assessed and methodology in computing DIR fees may materially impact the company’s ability to provide accurate financial guidance to investors and analysts, and may result in a future change in the estimated DIR fees it has recognized. In addition, as reimbursement pressure increases throughout the industry and as the Company’s business grows, the amount of DIR fees assessed is expected to increase, which could have an adverse impact on its revenues and results of operations.
Shifts in pharmacy mix toward lower margin drugs could negatively impact the Company’s financial condition.
A shift in the mix of pharmacy prescription volume towards lower margin drugs could negatively impact its financial condition. If its prescription volume shifts towards lower margin drugs or drugs with lower reimbursement rates and the Company is not able to generate additional prescription volume or other business that is sufficient to offset the impact of lower margin or reimbursement rates decline from current levels in future years, its financial condition could be materially and adversely affected.
Industry pricing benchmarks may change, negatively impacting the revenue the Company derives from product sales.
It is possible that the pharmaceutical industry or regulators may evaluate and/or develop an alternative pricing reference to replace average wholesale price, or AWP, which is the pricing reference used for many pharmaceutical purchase agreements, retail network contracts, specialty payer agreements and other contracts with third party payers in connection with the reimbursement of specialty drug payments. Future changes to the use of AWP or to other published pricing benchmarks used to establish pharmaceutical pricing, including changes in the basis for calculating reimbursement by federal and state health programs and/or other payers, could negatively impact its pricing arrangements. The effect of these possible changes on its business cannot be predicted at this time.
Programs funded in whole or in part by the U.S. federal government account for a significant portion of the Company’s revenues, and it expects that percentage to increase over time.
Programs funded in whole or in part by the U.S. federal government account for a significant portion of its revenues, and the Company expects that percentage to increase. As its government funded businesses grow, its exposure to changes in federal and state government policy with respect to and/or regulation of the various government funded programs in which it participates also increases.
The Company’s revenues from government funded programs are dependent on annual funding by the federal government and/or applicable state or local governments. Funding for these programs is dependent on many factors outside its control, including general economic conditions, continuing government efforts to contain health care costs and budgetary constraints at the federal or applicable state or local level and general political issues and priorities.
An extended federal government shutdown or a delay by Congress in raising the federal government’s debt ceiling also could lead to a delay, reduction, suspension or cancellation of federal government spending and a significant increase in interest rates that could, in turn, have a material adverse effect on the value of the Company’s investment portfolio, its ability to access the capital markets and its businesses, operating results, cash flows and liquidity.

The Company could be adversely affected by a decrease in the introduction of new brand name and generic prescription drugs as well as increases in the cost to procure prescription drugs.
The profitability of the Company’s pharmacy businesses depends upon the utilization of prescription drugs. Utilization trends are affected by, among other factors, the introduction of new and successful prescription drugs as well as lower-priced generic alternatives to existing brand name drugs. Inflation in the price of drugs also can adversely affect utilization, particularly given the increased prevalence of high-deductible health insurance plans and related plan design changes. New brand name drugs can result in increased drug utilization and associated sales, while the introduction of lower priced generic alternatives typically results in relatively lower sales, but relatively higher gross profit margins. Accordingly, a decrease in the number or magnitude of significant new brand name drugs or generics successfully introduced, delays in their introduction, or a decrease in the utilization of previously introduced prescription drugs, could materially and adversely affect its results of operations.
In addition, if it experiences an increase in the amounts it pays to procure pharmaceutical drugs, including generic drugs, it could have a material adverse effect on its results of operations. The Company’s gross profit margins would be adversely affected to the extent it is not able to offset such cost increases. Any failure to fully offset any such increased prices and costs or to modify its activities to mitigate the impact could have a material adverse effect on its results of operations. Additionally, any future changes in drug prices could be significantly different than its expectations.
The industries in which the Company operates are highly competitive and constantly evolving. New entrants to the market, existing competitor actions or other changes in market dynamics could adversely impact it.
The market for retail medication pharmacy is highly competitive and rapidly evolving. The market is subject to changing technology trends, shifting customer needs and expectations and frequent introduction of new products. The Company expects competition to persist and intensify in the future as the market for retail pharmacy grows and new and existing competitors devote considerable resources to introducing and enhancing products and services. It faces competition from several of the world’s largest providers that provide alternatives, including Genoa, which was acquired by OptumRx, as well as major chains such as Walgreens, CVS, Walmart and Rite Aid.
The Company’s current and potential competitors may have significantly greater financial, technical, marketing and other resources than it does and may be able to devote greater resources to the development, promotion, sale and support of their products. In addition, many of its competitors have more extensive customer relationships than it does, and, therefore, its competitors may be in a stronger position to respond quickly to new technologies and may be able to market or sell their products more effectively. Moreover, further consolidation in the retail pharmacy market could adversely affect its customer relationships and competitive position. The Company’s services may not continue to compete favorably. It may not be successful in the face of increasing competition from new products and services introduced by existing competitors or new companies entering the markets in which it operates.
The level of competition in the retail pharmacy industry is high. Changes in market dynamics or actions of competitors or manufacturers, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact the Company. Disruptive innovation, or the perception of potentially disruptive innovation, by existing or new competitors could alter the competitive landscape in the future and require it to accurately identify and assess such changes and if required make timely and effective changes to its strategies and business model to compete effectively. The Company faces intense competition including other drugstore and pharmacy chains, independent drugstores and pharmacies, mail-order pharmacies and various other retailers such as grocery stores, convenience stores, mass merchants, online and omni-channel pharmacies and retailers, warehouse clubs, dollar stores and other discount merchandisers, some of which are aggressively expanding in markets it serves. Competition may also come from other sources in the future.
The Company also could be adversely affected if it fails to identify or effectively respond to changes in market dynamics. As technology, consumer behavior, omni-channel and differential retail models, and market conditions continue to evolve in the United States, it is important that it maintains the relevance of its brand and product and service offerings to customers and patients.

Consolidation in the healthcare industry could materially adversely affect its business, financial condition and results of operations.
Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with significant market power, and it expects such trend to continue. For example, in November 2018 CVS acquired Aetna and in December 2018 Cigna acquired Express Scripts. As provider networks and managed care organizations consolidate, thereby decreasing the number of market participants, competition to provide products and services like ours will become more intense, and the importance of establishing relationships with key industry participants will become greater. In addition, industry participants may try to use their increased market power to negotiate price reductions for the Company’s products and services. The Company expects that market demand, government regulation, third party reimbursement policies and societal pressures will continue to cause the healthcare industry to evolve, potentially resulting in further business consolidations and alliances among the industry participants with whom it engages. If the Company is forced to reduce prices as a result of either an imbalance of market power or decreased demand for its products, revenue would be reduced, and it could become significantly less profitable.
Each of the Company’s segments operates in a highly competitive and evolving business environment; and gross margins in the industries in which it competes may decline.
The Company operates in a highly competitive and evolving business environment. Specifically:
•As competition increases in the geographies in which it operates, including competition from new entrants, a significant increase in price compression and/or reimbursement pressures could occur, and this could require it to reevaluate its pricing structures to remain competitive.
•Its success is dependent on its ability to establish and maintain contractual relationships with network pharmacies as PBM clients evaluate adopting narrow or restricted retail pharmacy networks.
•Its competitive advantage is dependent on its ability to establish and maintain contractual relationships with PBMs and other payors on acceptable terms as the payors’ clients evaluate adopting narrow or restricted retail pharmacy networks.
In addition, competitors in each of its businesses may offer services and pricing terms that it may not be willing or able to offer. Competition also may come from new entrants and other sources in the future. Unless it can demonstrate enhanced value to its clients through innovative product and service offerings in the rapidly changing health care industry, it may be unable to remain competitive.
Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require it to accurately identify and assess such alterations and make timely and effective changes to its strategies and business model to compete effectively. Consumers also are increasingly seeking to access consumer goods and health care products and services locally and through other direct channels such as mobile devices and websites. To compete effectively in the consumer-driven marketplace, it will be required to develop or acquire new capabilities, attract new talent and develop new service and distribution relationships that respond to consumer needs and preferences.
Changes in marketplace dynamics or the actions of competitors or manufacturers, including industry consolidation, the emergence of new competitors and strategic alliances, and decisions to exclude it from new restricted retail pharmacy networks could materially and adversely affect its businesses, operating results, cash flows and/or prospects.
The Company’s results of operations are subject to the risks and uncertainties of fluctuations in pharmaceutical prices.
The Company’s revenue and gross profit are subject to fluctuation based upon the timing and extent of manufacturer price increases. If the frequency or rate of pharmaceutical price increases slows, its results of operations could be adversely affected. In addition, its profitability is impacted by the utilization of prescription drugs. If utilization declines due to inflation in the price of drugs, particularly given the increased usage of high-deductible health insurance plans, its profitability could be adversely affected. Its gross profits are also subject to price deflation. If pharmaceutical price deflation occurs, its results of operations could be adversely affected.
Furthermore, increases in the amounts the Company pays to procure pharmaceutical drugs, including generic drugs, could have material adverse effects on its results of operations. If it fails to offset such cost increases or modify its activities to reduce the impact, its results of operations could be materially adversely affected. The Company’s expectations could be materially different than, and any future change in drug prices could be significantly different from, its expectations.
If the Company fails to comply with applicable laws and regulations, many of which are highly complex, it could be subject to significant adverse regulatory actions or suffer brand and reputational harm.
The Company is subject to extensive regulation and oversight by state, federal and international governmental authorities. The laws and regulations governing its operations and interpretations of those laws and regulations are increasing in number and complexity, change frequently and can be inconsistent or conflict with one another. In general, these laws and regulations are designed to benefit and protect customers, members and providers rather than the Company or its investors. In addition, the governmental authorities that regulate its businesses have broad latitude to make, interpret and enforce the laws and regulations that govern it and continue to interpret and enforce those laws and regulations more strictly and more aggressively each year. It also must follow various restrictions on certain of its businesses and the payment of dividends by certain of its subsidiaries put in place by certain state regulators.
In addition, during the past several years, the United States health care industry has been subject to an increase in governmental regulation and enforcement activity at both the federal and state levels. Further, uncertainties exist regarding the application of many of these legal requirements to our business. In addition, it is possible that certain provisions of the current health care reform legislation may be modified, repealed or otherwise invalidated. Changes in these laws and regulations and the related interpretations and enforcement practices may require extensive system and operating changes that may be difficult to implement. Untimely compliance or noncompliance with applicable laws and regulations could adversely affect the continued operation of our business, including, but not limited to: imposition of civil or criminal penalties; significant fines or monetary penalties; suspension or disgorgement of payments from government programs; loss of required government certifications or approvals; loss of authorizations to participate in or exclusion from government reimbursement programs, such as the Medicare and Medicaid programs; or loss of registrations or licensure. The regulations to which we are subject include, but are not limited to: the laws and regulations described in the Government Regulation section; accounting standards; financial disclosure; securities laws and regulations; federal anti-trust laws; tax laws and regulations and their possible reform; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous materials and wastes; and laws and regulations of the FTC, the FCC, and the Consumer Product Safety Commission, as well as state regulatory authorities, governing the sale, advertisement and promotion of products that we sell, such as Boards of Pharmacy. The FDA, DEA and various states regulate the distribution of pharmaceuticals and controlled substances. We are required to hold valid DEA, if we distribute controlled substances in the future, and state-level registrations and licenses, meet various security and operating standards and comply with the federal and various states’ controlled substances acts and their accompanying regulations governing the sale, marketing, packaging, holding and distribution of controlled substances. The DEA, FDA and state regulatory authorities have broad enforcement powers, including the ability to suspend our registrations and licenses, seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. In addition, our business interests outside of the United States are subject to the Foreign Corrupt Practices Act and other applicable domestic and international laws and regulations. We are also subject to the terms of various government agreements and mandates, including those described in the Government Regulation section. In that regard, our business, financial position and results of operations could be adversely affected by existing and new government legislative, regulatory action and enforcement activity, including, without limitation, any one or more of the following:
•the clinical quality, patient safety and other risks inherent in the dispensing, packaging and distribution of drugs and other health care products and services, including claims related to purported dispensing and other operational errors, and its failure to adhere to the laws and regulations applicable to the dispensing of drugs could subject it to civil and criminal penalties;
•federal and state anti-kickback and other laws that govern its relationship with drug manufacturers, customers and consumers;
•federal and state laws and regulations concerning the submission of claims for reimbursement by Medicare, Medicaid and other government programs;
•federal and state laws and regulations governing the purchase, distribution, tracking, management, compounding, dispensing and reimbursement of prescription drugs and related services, and applicable registration or licensing requirements;
•heightened enforcement of controlled substances regulations, if applicable;
•rules and regulations issued pursuant to HIPAA and the HITECH Act; and other federal and state laws affecting the collection, use, disclosure and transmission of health or other personal information, such as federal laws on information privacy precipitated by concerns about information collection through the Internet, state security breach laws and state laws limiting the use and disclosure of prescriber information;
•health care fraud and abuse laws regulations;
•consumer protection laws affecting our health care services, our loyalty programs, our drug discount card programs, the products we sell, the informational calls we make and/or the marketing of our goods and services;
•federal, state and local environmental, health and safety laws and regulations applicable to our business, including the management of hazardous substances, storage and transportation of hazardous materials, and various recordkeeping disclosure and procedure requirements promulgated by the Occupational Safety and Health Administration that may apply to our operations;
•health care reform, managed care reform and plan design legislation;
•laws against the corporate practice of medicine;
•FDA regulation affecting the pharmacy industry;
•government regulation of the development, administration, review and updating of formularies and drug lists including requirements and/or limitations around formulary tiering and patient cost sharing;
•state laws and regulations related to increased oversight of pharmacy activities, including laws related to reimbursement for generics and pharmacy audits;
•drug pricing legislation, including “most favored nation” pricing;
•federal and state laws and regulations establishing or changing prompt payment requirements for payments to retail pharmacies;
•impact of network access legislation or regulations, including “any willing provider” laws, on our ability to manage pharmacy networks;
•ERISA and related regulations;
•administration of Medicare Part D, including legislative changes and/or CMS rulemaking and interpretation;
•Medicare and Medicaid regulations applicable to our business;

•insurance licensing and other insurance regulatory requirements applicable to offering Medicare Part D programs and services or other health care services; and
•direct regulation of pharmacies or PBMs by regulatory and quasi-regulatory bodies.
The scope of the practices and activities that are prohibited by federal and state false claims acts is uncertain and may be the subject of pending or future litigation. Claims under federal and state false claims acts can be brought by the government or by private individuals on behalf of the government through a qui tam or “whistleblower” suit. If the Company is convicted of fraud or other criminal conduct in the performance of a government program or if there is an adverse decision against it under the federal False Claims Act, it may be temporarily or permanently suspended from participating in government health care programs, including Medicare Advantage, Medicare Part D, Medicaid, dual eligible and dual eligible special needs plan programs, and it also may be required to pay significant fines and/or other monetary penalties. Whistleblower suits have resulted in significant settlements between governmental agencies and health care companies. The significant incentives and protections provided to whistleblowers under applicable law increase the risk of whistleblower suits.
If the Company fails to comply with laws and regulations that apply to government programs, it could be subject to criminal fines, civil penalties, premium refunds, prohibitions on marketing or active or passive enrollment of members, corrective actions, termination of its contracts or other sanctions which could have a material adverse effect on its ability to participate in Medicare Advantage, Medicare Part D, Medicaid, dual eligible, dual eligible special needs plan and other programs and on its operating results, cash flows and financial condition.
The Company’s businesses, profitability and growth also may be adversely affected by (i) judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, or (ii) other legislation and regulations.
Pharmacies and pharmacists must obtain federal and state licenses to operate, distribute and dispense pharmaceuticals and controlled substances. If it is unable to obtain and maintain its licenses, meet certain security and operating standards or comply with acts and regulations covering among other things, the sale, distribution and dispensing of controlled substances, or if states place burdensome restrictions or limitations on non-resident pharmacies, this could limit or affect its ability to operate in some states. In addition, each state has different laws passed by state legislatures and rules approved by state pharmacy boards governing the operation, distribution and dispensing of pharmaceuticals and there is no universal federal or international regulation. This lack of uniform laws and rules makes the costs of compliance significant and makes a violation of state laws and rules by the Company more likely. Furthermore, the laws and rules relating to pharmacy technology are relatively new and evolving further adding to the cost of compliance and increasing the Company’s risk of noncompliance. Federal and state regulatory authorities have broad enforcement powers, and are able to revoke licenses, seize or recall products and impose significant criminal, civil and administrative fines and sanctions for violations of such laws and regulations, any of which could have a material and adverse effect on our ability to do business.
Changes in healthcare regulatory environments may adversely affect the Company’s businesses.
Political, economic and regulatory influences are subjecting the healthcare industry to significant changes that could adversely affect its results of operations. In recent years, the healthcare industry has undergone significant changes in an effort to reduce costs and government spending. These changes include an increased reliance on managed care; cuts in certain Medicare and Medicaid funding in the United States and the funding of governmental payers in foreign jurisdictions; consolidation of competitors, suppliers and other market participants; and the development of large, sophisticated purchasing groups. The Company expects the healthcare industry to continue to change significantly in the future. Some of these potential changes, such as a reduction in governmental funding for certain healthcare services or adverse changes in legislation or regulations governing prescription drug pricing, healthcare services or mandated benefits, may cause customers to reduce the amount of its products and services they purchase or the price they are willing to pay for its products and services. The Company expects continued governmental and private payer pressure to reduce pharmaceutical pricing. Changes in pharmaceutical manufacturers’ pricing or distribution policies could also significantly reduce its profitability.

In the United States, electoral results and changes in political leadership have generated uncertainty with respect to, and could result in, significant changes in legislation, regulation and government policy that could significantly impact its businesses and the health care and retail industries. There have been multiple attempts to repeal, modify or otherwise invalidate all, or certain provisions of the ACA, which was enacted in 2010 to provide health insurance coverage to millions of previously uninsured Americans through a combination of insurance market reforms, an expansion of Medicaid, subsidies and health insurance mandates. The ACA and related healthcare reform laws, regulations and initiatives have significantly increased regulation of managed care plans and decreased reimbursement to Medicare managed care. The Company cannot predict whether current or future efforts to modify these laws and/or adopt new healthcare legislation will be successful, nor can it predict the impact that such a development would have on its business and operating results. Future legislation or rulemaking or other regulatory actions or developments under the ACA or otherwise could adversely impact the number of Americans with health insurance and, consequently, prescription drug coverage, increase regulation of pharmacy services, result in changes to pharmacy reimbursement rates, and otherwise change the way it does business. The Company cannot predict the timing or impact of any future legislative, rulemaking or other regulatory actions, but any such actions could have a material adverse impact on its results of operations.
Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2021, unless additional congressional action is taken. Congress recently introduced a bill to extend the moratorium on the 2% Medicare sequester cuts through the end of 2021. We are continuing to monitor the status of this bill. Moreover, there has recently been heightened governmental scrutiny over the manner in which pharmaceutical manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to drug pricing, to reform government program reimbursement methodologies for pharmaceutical products, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third party payors and governmental authorities in reference to pricing systems and publication of discounts and list prices, which may adversely affect the Company’s revenue and financial condition.
Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In 2020, under the Trump administration, the U.S. Department of Health and Human Services (HHS) and CMS issued various rules in November and December of 2020 that were expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, importation of certain prescription drugs from Canada, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules. In January 2021, the Biden administration issued a “regulatory freeze” memorandum that directs department and agency heads to review new or pending rules of the prior administration. It is unclear whether these new regulations will be withdrawn or when they will become fully effective under the current administration. The impact of these lawsuits as well as legislative, executive, and administrative actions of the current administration on us and the pharmaceutical industry as a whole is unclear. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Depending on the details of further executive, legislative and administrative actions, these measures as well as other proposals could have significant impacts for drug manufacturers, pharmacies, and providers, which may significantly and adversely affect the business of the Company’s customers as well as its ability to generate revenue and achieve profitability.
The Company must comply with a variety of existing and future laws and regulations that could impose substantial costs on it and may adversely affect its business.
The scope of foreign investments in U.S. businesses was recently expanded by the Foreign Investment Risk Review Modernization Act of 2018, or FIRRMA, to include certain non-passive, non-controlling investments (including certain investments in entities that hold or process personal information about U.S. nationals) and transactions structured or intended to evade or circumvent the jurisdiction of the Committee on Foreign Investment in the United States, or CFIUS, and any transaction resulting in a “change in the rights” of a foreign person in a U.S. business if that change could result in either control of the business or a covered non-controlling investment.
CFIUS could intervene in the Company’s previously completed fundraising rounds and require it to modify or amend the terms of those transactions, or terminate or unwind all or part of the transactions, if CFIUS determines that it is necessary to address U.S. national security concerns, without regard to whether the transaction was completed and operated in accordance with applicable law.
If relations between China and the U.S. deteriorate, the Company may be materially and adversely affected.
Doing business internationally creates financial risks for the Company’s business. International operations entail a variety of other risks, including restrictions on foreign investors in the Company, enhanced oversight by CFIUS, and substantial restrictions on, and scrutiny of, foreign investment – especially Chinese investment. The relationship between China and the U.S. is subject to periodic tension. Relations may also be compromised if the U.S pressures the PRC government regarding its monetary, economic, or social policies. Changes in political conditions in China and changes in the state of China-U.S. relations are difficult to predict and could adversely affect the operations or financial condition of the Company. Furthermore, CFIUS has continued to apply a more stringent review of certain foreign investment in U.S. companies, including investment by Chinese entities. The Company cannot predict what effect any changes in China-U.S. relations may have on its ability to access capital or effectively support the Company.
Both the Company and its vendors’ operations are subject to a variety of business continuity hazards and risks, any of which could interrupt its operations or otherwise adversely affect its performance and operating results.
The Company and its vendors are subject to business continuity hazards and other risks, including natural disasters, utility and other mechanical failures, acts of war or terrorism, disruption of communications, data security and preservation, disruption of supply or distribution, safety regulation and labor difficulties. The occurrence of any of these or other events to the Company or its vendors might disrupt or shut down its operations or otherwise adversely affect its operations. It also may be subject to certain liability claims in the event of an injury or loss of life, or damage to property, resulting from such events. Although it has developed procedures for crisis management and disaster recovery and business continuity plans and maintain insurance policies that it believes are customary and adequate for its size and industry, its insurance policies include limits and exclusions and, as a result, its coverage may be insufficient to protect against all potential hazards and risks incident to its businesses. In addition, the Company’s crisis management and disaster recovery procedures and business continuity plans may not be effective. Should any such hazards or risks occur, or should its insurance coverage be inadequate or unavailable, its businesses, operating results, cash flows and financial condition could be adversely affected.
The Company outsources the manufacturing of its MedCenter Kiosks to a third party.
The Company relies on a single third party manufacturer to make its MedCenter Kiosks. The Company’s former manufacturer is no longer manufacturing the MedCenter Kiosks for the Company and the Company recently signed a new manufacturing and supply agreement with Kitron Technologies. There are risks associated with Kitron Technologies’s ability to qualify and ramp a new manufacturing line. As a result, additional MedCenter Kiosks may be delayed or stalled pending the qualification and ramping up of the new manufacturing line. Currently, the Company anticipates the new units manufactured by Kitron Technologies to be available in early Q2 2021.

If the Company is unable to protect its intellectual property, it will suffer substantial harm.
The Company’s success depends upon the protection of its software and hardware designs and other proprietary technology. The Company relies on a combination of patent, copyright, trademark and trade secret laws, and confidentiality provisions in agreements with employees, contract manufacturers, consultants, customers and other third parties, to protect its intellectual property rights. Other parties may not comply with the terms of their agreements with us, and the Company may not be able to enforce its rights adequately against these parties. In addition, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Monitoring unauthorized use of its products is difficult, and the Company cannot be certain that the steps the Company has taken will prevent unauthorized use of its technology. If competitors are able to use the Company’s technology, its ability to compete effectively could be harmed. For example, if a competitor were to gain use of certain of the Company’s proprietary technology, it might be able to develop and manufacture similarly designed MedCenter Kiosks at a reduced cost, which would result in a decrease in demand for the company’s products. The Company does not know whether any of its pending patent applications will result in the issuance of patents or whether the examination process will require the Company to narrow its claims, and even if patents are issued, they may be contested, circumvented or invalidated over the course of its business. Moreover, the rights granted under any issued patents may not provide the Company with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop and obtain patents for technologies that are similar to or superior to its technologies. If that happens, the Company may need to license these technologies and the Company may not be able to obtain licenses on reasonable terms, if at all, thereby causing great harm to its business. In addition, if the Company resorts to legal proceedings to enforce its intellectual property rights, the proceedings could become burdensome and expensive, even if it were to prevail.
Claims by others that the Company infringe their intellectual property could cause the Company to suffer substantial harm.
Many companies have significant patent portfolios and these companies and other parties may claim that the Company’s products infringe their proprietary rights. The Company expects that infringement claims may increase as the number of products and competitors in its market increases and overlaps occur. In addition, to the extent that the Company gains greater visibility and market exposure as a public company, the Company faces a higher risk of being the subject of intellectual property infringement claims. Any party asserting that the Company’s products infringe their proprietary rights would force the Company to defend itself, and possibly its customers, against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject the Company to significant liability for damages and invalidation of its proprietary rights. Such may also force the Company to do one or more of the following:
•stop selling, incorporating or using its products that use the challenged intellectual property;
•obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;
•redesign those products that use any allegedly infringing technology, which may be costly and time-consuming; or
•refund deposits and other amounts received for allegedly infringing technology or products.
Any claim of infringement from a third party, even those without merit, could cause the Company to incur substantial costs defending against such claims, and could distract its management from running its business. Even if the Company prevails, the cost of such litigation could deplete its financial resources. Litigation is also time consuming and could divert management’s attention and resources away from its business. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of its confidential information and its involvement in intellectual property litigation could materially and adversely affect its business. Some of its competitors may be able to sustain the costs of complex intellectual property litigation more effectively than the Company can. In addition, any uncertainties resulting from the initiation and continuation of any litigation could significantly limit its ability to continue its operations.

The COVID-19 pandemic and efforts to reduce its spread have impacted, and may in the future periods negatively impact, our business and operations
COVID-19 has and may continue to delay the Company’s deployment of MedCenters into third-party owned Medicare-focused healthcare clinics. COVID-19 can limit the Company’s access to the clinics where the SpotRx pharmacy is deployed and significantly impair its ability to acquire new customers. In addition, COVID-19 has impacted and will continue to impact the Company’s revenue growth. The impact of COVID-19 includes, but is not limited to, the following:
•Fewer patients see their physicians and seek medical attention at clinics;
•Some clinics have been closed and staffing at other clinics has been reduced affecting their ability to service their customers;
•The Company is dependent on its supply chain for purchasing medication. If demands spikes for certain medications it can impact its ability to acquire and resell the medication to serve its customers;
•The Company is dependent on its contract manufactures who assemble its MedCenter technology. Any disruption of their supply capability due to COVID-19 would impact its ability to deploy new sites as well as sell its solution to other new clients;
•The Company outsources the majority of its hardware maintenance to third parties who repair MedCenters with technical issues as well as install new MedCenters as required. Any disruption to their ability to supply services to the Company will impact both currently operating MedCenters as well as slow down deployment of new sites; and
•The focus of the healthcare system is on treating COVID-19 and as a result resources are concentrated there as opposed to on other matter.
The existence and persistence of COVID-19 and other pandemics will negatively impact the Company’s revenue and growth and may adversely affect its results of operations in the future.
Risks Related to this Offering
If we raise capital through the sale of shares of our common stock, convertible securities or debt in the future, your ownership in us could be diluted and restrictions could be imposed on our business.
We may issue shares of our common stock or securities convertible into or exchangeable for our common stock to raise additional capital in the future. To the extent we issue such securities, our stockholders may experience substantial dilution and the trading price of our common stock could decline. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, such debt or preferred securities could have rights senior to your rights as a common stockholder, which could impair the value of our common stock. The terms of any such financing may also include restrictive covenants, such as limitations on our ability to incur additional debt and certain operating restrictions that could adversely impact our ability to conduct business.
We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of our stock.
We have never paid dividends and do not anticipate paying dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates and you sell our common stock thereafter.

Sales of a substantial number of shares of our common stock in the public market, including sales by the Selling Stockholders, could cause our stock price to fall.
Sales of a substantial number of shares of our common stock in the public market, (including the sale of the Resale Shares or sales of the underlying shares of common stock issued upon the exercise of the Resale Warrants, or the perception that these sales might occur could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock. In addition, the sale of substantial amounts of our common stock could adversely impact its trading price. As of April 16, 2021, we had 31,944,803 outstanding shares of our common stock, options to purchase 2,511,848 shares of our common stock (of which 1,708,357 were exercisable as of that date), and warrants to purchase 1,674,551 shares. In addition, 5,877,993 additional shares of common stock are available for future issuance under our 2020 Equity Incentive Plan and 2020 Employee Stock Purchase Plan, as of April 16, 2021. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.
If securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading opinions regarding our stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
An active trading market may not develop for our securities or what the market price of our securities will be and as a result it may be difficult for you to sell your shares of our securities.
Although our common stock is listed on The Nasdaq Capital Market under the symbol “MDVL”, an active trading market for our common stock may never develop or be sustained. You may not be able to sell your shares quickly or at the market price if trading in shares of our securities is not active. Further, an inactive market may also impair our ability to raise capital by selling shares of our securities and may impair our ability to enter into strategic partnerships or acquire companies or products by using shares of our securities as consideration, which could have a material adverse effect on our business, financial condition, and results of operations.
The market price and trading volume of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock.
The market price and trading volume of our common stock are likely to be highly volatile and may fluctuate substantially in response to, among other things, the risk factors described in this prospectus and other factors, many of which are beyond our control, including:
•changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;
•quarterly variations in our or our competitors’ results of operations;
•the impact of the COVID-19 pandemic on us;
•periodic fluctuations in our revenue, which could be due in part to the way in which we recognize revenue;
•the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•changes in reimbursement by current or potential payors;
•changes in operating performance and stock market valuations of other technology companies generally, or those in the telehealth, pharmaceutical, biotechnology industries in particular;
•actual or anticipated changes in regulatory oversight of our products;
•the loss of key personnel, including changes in our board of directors and management;
•product recalls or other problems associated with our products;
•legislation or regulation of our market;
•lawsuits threatened or filed against us, including litigation by current or former employees alleging wrongful termination, sexual harassment, whistleblower or other claims;
•the announcement of new products or product enhancements by us or our competitors;
•announced or completed acquisitions of businesses or technologies by us or our competitors
•announcements related to patents issued to us or our competitors and related litigation; and
•developments in our industry.
Fluctuations in our stock price, volume of shares traded, and changes in our market valuations may make our stock less attractive to certain investors. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, financial condition, reputation and cash flows. These factors may materially and adversely affect the market price of our common stock.
Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and Delaware law, could discourage a change in control of our company or a change in our management.
Our amended and restated certificate of incorporation and bylaws contain provisions that might enable our management to resist a takeover. These provisions include:
•a classified board of directors;
•advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders’ notice;
•a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws;
•the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer;
•allowing stockholders to remove directors only for cause;
•a requirement that the authorized number of directors may be changed only by resolution of the board of directors;
•allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except as otherwise required by law;
•a requirement that our stockholders may only take action at annual or special meetings of our stockholders and not by written consent;

•limiting the forum to Delaware for certain litigation against us; and
•limiting the persons that can call special meetings of our stockholders to our board of directors, the chairperson of our board of directors, the chief executive officer or the president (in the absence of a chief executive officer).
These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.
Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
As of April 16, 2021, our directors, officers and each stockholder holding 5% or more of our outstanding common stock and their affiliates beneficially owned approximately 80.4% of our outstanding common stock in the aggregate. Therefore, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.
As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.
Currently, we are a “smaller reporting company,” as defined by Rule 12b-2 of the Exchange Act. As a “smaller reporting company,” we are able to provide simplified executive compensation disclosures in our filings and have certain other decreased disclosure obligations in our filings with the SEC, including being required to provide only two years of audited financial statements in annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.
Furthermore, we are a non-accelerated filer as defined by Rule 12b-2 of the Exchange Act, and, as such, are not required to provide an auditor attestation of management’s assessment of internal control over financial reporting, which is generally required for SEC reporting companies under Section 404(b) of the Sarbanes-Oxley Act. Because we are not required to, and have not, had our auditors provide an attestation of our management’s assessment of internal control over financial reporting, a material weakness in internal controls may remain undetected for a longer period.
There is no public market for the Resale Warrants.
There is no established public trading market for the Resale Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Resale Warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the Resale Warrants will remain limited.
Holders of Resale Warrants have no rights as common stockholders until such holders exercise such warrants and acquire our common stock.
Until holders of Resale Warrants acquire shares of our common stock upon exercise of such warrants, such holders will have no rights with respect to the shares of our common stock underlying such warrants. Upon exercise of the

Resale Warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth a summary of our historical consolidated financial data as of and for the periods indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2020 and 2019 and the consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements that are included in our Annual Report on Form 10-K as of and for the year ended December 31, 2020. You should read this data together with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2020. The summary consolidated financial data included in this section are not intended to replace, and are qualified in their entirety by, the audited consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
Consolidated Statements of Operations Data (in thousands, except share and per share data):	2020	2019
Sales:
Pharmacy and hardware sales	$10,596	$3,385
Service sales	3,372	386
Total sales	13,968	3,771
Cost of sales:
Pharmacy and hardware cost of sales	8,593	2,674
Service cost of sales	212	149
Total cost of sales	8,805	2,823
Gross profit	5,163	948
Pharmacy operations	5,687	3,988
General and administrative	16,562	13,285
Selling and marketing	3,043	3,276
Research and development	682	1,106
Merger expenses	4,691	—
Goodwill write-off	—	137
Operating loss	(25,502)	(20,844)
Other loss, net	(110)	—
Interest income	43	45
Interest expense	(1,241)	(734)
Loss before income taxes	(26,810)	(21,533)
Income tax	—	—
Net loss	$(26,810)	$(21,533)
Net loss per share - basic and diluted	$(4.69)	$(13.37)
Weighted average shares outstanding - basic and diluted	5,722,095	1,610,620

	December 31,
Consolidated Balance Sheet Data (in thousands):	2020	2019
Assets
Current assets:
Cash and cash equivalents	$57,936	$8,791
Restricted cash	60	58
Accounts receivable (net of allowance for doubtful accounts of $0.04 million for 2020 and no allowance for 2019)	1,520	416
Inventories	2,817	4,594
Prepaid expenses and other current assets	1,534	229
Total current assets	63,867	14,088
Property, plant and equipment, net	3,795	2,703
Right-of-use assets	1,239	1,050
Other assets	203	92
Goodwill and other intangible assets	227	70
Total assets	$69,331	$18,003
Liabilities, Temporary Equity and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$4,512	$2,345
Short-term debt	2,161	—
Contract liability	275	4,804
Current portion of lease obligations	665	526
Total current liabilities	7,613	7,675
Long-term debt	—	12,476
Long-term portion of lease obligations	651	565
Other liabilities	—	448
Total liabilities	8,264	21,164
Commitments and contingencies
Redeemable preferred shares ($0.001 par value, 10,000,000 and 14,539,330 shares authorized, 0 and 10,500,440 shares issued and outstanding at December 31, 2020 and 2019, respectively)	—	93,484
Stockholders' equity (deficit):
Common shares ($0.001 par value, 100,000,000 and 24,000,000 shares authorized, 31,816,020 and 1,504,251 shares issued and outstanding at December 31, 2020 and 2019, respectively)	32	8
Warrants	2,614	698
Additional paid-in-capital	213,624	30,829
Accumulated other comprehensive loss	(6,928)	(6,950)
Accumulated deficit	(148,275)	(121,230)
Total shareholders’ equity (deficit)	61,067	(96,645)
Total liabilities, temporary equity and shareholders’ equity	$69,331	$18,003

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.
These forward-looking statements include, but are not limited to, statements about:
•the Company's ability to maintain and gain market share in its industry;
•the Company’s plans, strategies and objectives of management for future operations, including the execution and timing of integration plans;
•the Company’s proposed new products, services or developments;
•the Company’s future economic conditions or performance;
•the Company’s expectations regarding government and third-party payer coverage and reimbursement;
•the Company’s ability to retain and recruit key personnel;
•the Company’s ability to obtain and maintain intellectual property protection for its products and its business;
•the Company’s ability to manufacture sufficient quantities with sufficient quality;
•the Company’s compliance with extensive Nasdaq requirements and government laws, rules and regulations both in the United States and internationally;
•the Company’s estimates of its expenses, ongoing losses, future revenue, capital requirements and its need for, or ability to obtain additional financing;
•the Company’s expectations regarding the impact of the COVID-19 pandemic on its business; and
•the Company’s belief and assumptions underlying any of the foregoing.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus or incorporated by reference in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in or incorporated by reference in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements.

These forward-looking statements speak only as of the date of this prospectus. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA
This prospectus and the documents incorporated by reference in this prospectus contain estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. We relied on industry, market data, peer reviewed journals, formal presentations at medical society meetings and other sources. We also rely on our own research and estimates in this prospectus. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors,” and in the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2020, which are incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in these publications and reports.
Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS
All of the shares of common stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. Assuming the exercise in full for cash by the Selling Stockholders holding the warrants, or the Resale Warrants, to purchase up to an aggregate of 1,674,551 shares of our common stock at a weighted average exercise price of $1.9847 per share, we will receive up to an aggregate of approximately $3.3 million in proceeds. We will not receive any proceeds from the resale of the Resale Shares. We are registering certain of the Resale Shares pursuant to registration rights granted to certain Selling Stockholders. The Company expects to use the net proceeds from the exercise of the Resale Warrants, if any, for working capital and general corporate purposes. The Company will have broad discretion over the use of proceeds from the exercise of the Resale Warrants.
We can provide no assurance that the holder of the Resale Warrants will elect to exercise any or all of such warrants. To the extent that the Resale Warrants are exercised fully or partially on a “cashless basis,” we may receive limited or no proceeds from the exercise of the Resale Warrants.
With respect to the registration of the Resale Shares, the Selling Stockholders will pay any underwriting discounts and commissions incurred by them in disposing of the securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees of our counsel and our independent registered public accountants, expenses incurred by the Selling Stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Stockholders in disposing of the securities.

DIVIDEND POLICY
We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors deems relevant.

SELLING STOCKHOLDERS
This prospectus covers the resale by the Selling Stockholders identified below of an aggregate of 15,193,972 shares of our common stock. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the table below, as well as their donees, pledgees, assignees, transferees, or other successors in interest. The registration of the common stock of the Selling Stockholders through this prospectus constitutes a secondary offering and is not an offering by us or on our behalf. We will not receive any proceeds from the resale of the Resale Shares by the Selling Stockholders.
The following table details the name of each Selling Stockholder, the number of shares of our common stock beneficially owned by each Selling Stockholder prior to and following the offering, and the number of Resale Shares. The following table has been prepared on the assumption that all Resale Shares will be sold to parties unaffiliated with the Selling Stockholders. The percentage of shares of our common stock beneficially owned by the Selling Stockholders, both prior to and following the offering, is based on 31,944,803 shares of our common stock outstanding as of April 16, 2021.
We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of the Resale Shares. In addition, the Selling Stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, shares of the Resale Shares in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Stockholders will have sold all of the securities covered by this prospectus upon the completion of the offering (including all shares of common stock issuable upon exercise of the Resale Warrants).
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.
Selling Stockholder information for each additional Selling Stockholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Stockholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Stockholder and the number of shares registered on its behalf. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the persons named below.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o MedAvail Holdings, Inc., 6665 Millcreek Dr. Unit 1, Mississauga ON Canada, L5N 5M4.

	Shares Owned Before the Offering (#)	Maximum Number of Shares to be Sold Pursuant to this Prospectus (#)	Shares Owned After the Offering
Name of Selling Stockholders			(#) (1)	(%) (2)
946166 Alberta Inc. (3)	*	2,284	—	—
Adage Capital Partners, L.P. (4)	2,251,980	56,278	2,195,702	6.5%
Ramin J Azar (5)	*	2,437	—	—
Sandra Bealu-Parelius (6)	*	761	—	—
Blueprint Partners LP (7)	*	318	—	—
Chasm Investments, LLC (8)	*	16,119	—	—
Colorado Financial Service Corporation (9)	*	6,001	—	—
Deerfield Private Design Fund III, L.P. (10)	1,177,725	35,173	1,142,552	3.4%
Dowth International Limited (11)	*	201,650	—	—
Wayne C. Fox (12)	*	1,628	—	—
Affiliates of H.C. Wainwright & Co., LLC (13)	*	58,518	—	—
Jeanne G. Vance Trust (14)	*	3,047	—	—
John G. Francis and Kim M. Van Elslander (15)	*	1,523	—	—
Janet Jyll Johnstone (16)	*	2,284	—	—
Gautamchand Junjarmal Kumbhat (17)	*	380	—	—
Saroj Gautamchand Kumbhat (18)	*	380	—	—
Leonard Moskowitz Family Limited Partnership (19)	*	1,523	—	—
Entities affiliated with Lewis & Clark Venture Capital, LLC (20)	2,349,602	2,349,602	—	—
Mandato Family Trust (21)	*	2,647	—	—
Marc Parent (22)	*	11	—	—
Norman Marcon (23)	*	113	—	—
Mark Moskowitz (24)	*	9,534	—	—
Howard Ortman (25)	*	1,523	—	—
Mark Parelius (26)	*	5,331	—	—
Entities affiliated with Pura Vida Investments, LLC (27)	2,609,497	55,349	2,554,148	7.6%
Entities affiliated with Redmile Group, LLC (28)	12,029,652	12,029,652	—	—
James Swan (29)	*	171	—	—
Third Launch LLC (30)	*	1,523	—	—
Thomas & Chany Chung Family Trust (31)	*	7,624	—	—
Trinnovate Ventures, Inc. (32)	*	30,475	—	—
VEF, LP (33)	*	10,993	—	—
Vukas Joint Revocable Trust (34)	*	2,284	—	—
W.C. Fox Investments Limited (35)	*	2,081	—	—
Weinstock/Gavin Living Trust dated December 7, 1992, a revocable trust (36)	*	1,523	—	—
Well Ventures, LLC (37)		288,353	—	—
James Yoo (38)	*	4,879	—	—
TOTAL	20,418,456	15,193,972	5,892,402	17.5%
__________________
*Represents less than 1% of the total.
(1)Assumes the sale of all shares offered in this prospectus.
(2)Applicable percentage ownership is based on 31,944,8034403 shares of our common stock outstanding as of April 16, 2021.
(3)Consists of 2,284 common stock purchase warrants held of record by 946166 Alberta Inc.
(4)Consists of 2,195,702 shares of common stock and 56,278 common stock purchase warrants held of record by Adage Capital Partners, L.P. (the “Fund”). Adage Capital Partners, GP, LLC (“ACPGP”) serves as the general partner of the Fund and as such has discretion over the portfolio of securities beneficially owned by the Fund. Adage Capital Advisors, LLC (“ACA”) is managing member of ACPGP and directs ACPGP’s operations. Robert Atchinson and Phillip Gross are the managing members of ACPGP and ACA and general partners of the Fund. Robert Atchinson and Phillip Gross disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.
(5)Consists of 2,437 common stock purchase warrants held of record by Ramin J. Azar.

(6)Consists of 761 common stock purchase warrants held of record by Sandra Beaulu-Parelius.
(7)Consists of 318 common stock purchase warrants held of record by Blueprint Partners LP.
(8)Consists of 16,119 common stock purchase warrants held of record by Chasm Investments, LLC.
(9)Consists of (i) 2,954 shares of common stock and (ii) 3,047 common stock purchase warrants held of record by Colorado Financial Service Corporation.
(10)Consists of (i) 1,142,552 shares of common stock and (ii) 35,173 common stock purchase warrants held of record by Deerfield Private Design Fund III, L.P. (“Fund III”). Deerfield Mgmt III, L.P. is the general partner of Fund III. Deerfield Management Company, L.P. is the investment manager of Fund III. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt III, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt III, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the securities held by Fund III, and each disclaims beneficial ownership of these securities except to the extent of his/its indirect pecuniary interest therein, if any. The address of Fund III is 780 Third Avenue, 37th Floor, New York, NY 10017.
(11)Consists of 201,650 common stock purchase warrants held of record by Dowth International Limited.
(12)Consists of 1,628 common stock purchase warrants held of record by Wayne C. Fox.
(13)Consists of (i) 36,648 common stock purchase warrants held of record by Michael Vasinkevich, (ii) 9,655 common stock purchase warrants held of record by James Cappuccio, (iii) 9,655 common stock purchase warrants held of record by Matthew Judson, (iv) 1,975 common stock purchase warrants held of record by Craig Schwabe, (v) 585 common stock purchase warrants held of record by Charles Worthman. Messrs. Vasinkevich, Cappuccio, Judson, Schwabe and Worthman are affiliates of H.C. Wainwright & Co., LLC. The address of H.C. Wainwright & Co., LLC is 430 Park Avenue, New York, New York 10022.
(14)Consists of 3,047 common stock purchase warrants held of record by Jeane G. Vance Trust.
(15)Consists of 1,523 common stock purchase warrants held of record by John G. Francis and Kim M. Van Eslander.
(16)Consists of 2,284 common stock purchase warrants held of record by Janet Jyll Johnstone.
(17)Consists of 380 common stock purchase warrants held of record by Gautamchand Junjarmal Kumbhat.
(18)Consists of 380 common stock purchase warrants held of record by Saroj Gautamchand Kumbhat.
(19)Consists of 1,523 common stock purchase warrants held of record by Leonard Moskowitz Family Limited Partnership.
(20)Consists of (i) 1,496,765 shares of common stock and 494,818 common stock purchase warrants held of record by Lewis & Clark Ventures I Parallel Fund, LP, (ii) 287,341 shares of common stock and 70,678 common stock purchase warrants held of record by Lewis & Clark Ventures I, LP. Lewis & Clark Venture Capital, LLC is the general partner of each of the entities listed in items (i) and (ii) (collectively, the “Lewis & Clark Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Lewis & Clark Affiliates and may be deemed to be the beneficial owner of these shares. Thomas J. Hillman serves as the manager of Lewis & Clark Venture Capital, LLC and Mr. Hillman disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address for the Lewis & Clark Affiliates is c/o Lewis & Clark Venture Capital, LLC, 120 S. Central Avenue, Suite 1000, St. Louis, MO 63105.
(21)Consists of 2,647 common stock purchase warrants held of record by Mandato Family Trust.
(22)Consists of 11 common stock purchase warrants held of record by Marc Parent.
(23)Consists of 113 common stock purchase warrants held of record by Norman Marcon.
(24)Consists of 9,534 common stock purchase warrants held of record by Mark Moskowitz.
(25)Consists of 1,523 common stock purchase warrants held of record by Howard Ortman.
(26)Consists of 5,331 common stock purchase warrants held of record by Mark Parelius.
(27)Consists of (i) 997,726 shares of common stock and 3,184 common stock purchase warrants held of record by Pura Vida SPV I, LLC, (ii) 1,133,219 shares of common stock and 52,165 common stock purchase warrants held of record by Pura Vida Master Fund Ltd., (iii) 279,097 shares of common stock held of record by Segregated Account Highmark Long/Short Equity 20, (iv) 72,053 shares of common stock held of record by Walleye Opportunities Master Fund, Ltd., and (v) 72,053 shares of common stock held of record by Walleye Manager Opportunities, LLC (collectively, with the entities listed in items (i) through (iv), the “Pura Vida Funds”). Pura Vida Investments, LLC (“PVI”) serves as the investment manager to each of the entities listed in items (i) through (iii) and as the investment sub-advisor to each of the entities listed in items (iv) and (v). Efrem Kamen serves as the managing member of PVI. By virtue of these relationships, PVI and/or Mr. Kamen may be deemed to have shared voting and dispositive power with respect to the common stock owned directly by the Pura Vida Funds, which shall not be deemed an admission that PVI and/or Mr. Kamen are beneficial owners of the common stock and common stock purchase warrants for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each PVI and Mr. Kamen disclaims beneficial ownership of the common stock and common stock purchase warrants reported herein except to the extent of PVI’s and/or Mr. Kamen’s pecuniary interest therein. The address for the entities affiliated with PVI is c/o Pura Vida Investments, LLC, 150 East 52nd Street, Suite 32001, New York, NY 10022.
(28)Consists of (i) 270,384 shares of common stock and 27,037 common stock purchase warrants held of record by RAF, L.P., (ii) 1,595,777 shares of common stock and 82,789 common stock purchase warrants held of record by Redmile Private Investments I, L.P., (iii) 463,838 shares of common stock and 11,301 common stock purchase warrants held of record by Redmile Capital Offshore Master Fund, Ltd., (iv) 1,803,559 shares of common stock held of record by Redmile Capital Offshore II Master Fund, Ltd., (v) 1,612,875 shares of common stock and 69,090 common stock purchase warrants held of record by Redmile Capital Fund, L.P., (vi) 1,187,939 shares of common stock and 61,628 common stock purchase warrants held of record by Redmile Private Investments I Affiliates, L.P., (vii) 1,935,010 shares of common stock and 53,081 common stock purchase warrants held of record by Redmile Strategic Master Fund, LP, (viii) 649,621 shares of common stock held of record by P Redmile Ltd., and (ix) 2,205,723 shares of common stock held of record by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares except to the extent of its or his pecuniary interest in such shares, if any. Gerard van Hamel Platerink and Rob Faulkner are Managing Directors of Redmile Group, LLC, and each serves as a director of MedAvail and as a director of the Company. The address for the Redmile Funds is c/o Redmile Group, LLC, One Letterman Drive, Building D, Suite D3-300, San Francisco, CA 94129.
(29)Consists of 171 common stock purchase warrants held of record by James Swan.

(30)Consists of 1,523 common stock purchase warrants held of record by Third Launch LLC.
(31)Consists of 7,624 shares of common stock held of record by Thomas & Chany Chung Family Trust.
(32)Consists of 30,475 common stock purchase warrants held of record by Trinnovate Ventures, Inc.
(33)Consists of 10,993 common stock purchase warrants held of record by VEF, LP.
(34)Consists of 2,284 common stock purchase warrants held of record by Vukas Joint Revocable Trust.
(35)Consists of 2,081 common stock purchase warrants held of record by W.C. Fox Investments Limited.
(36)Consists of 1,523 common stock purchase warrants held of record by Weinstock/Gavin Living Trust dated December 7, 1992, a revocable trust.
(37)Consists of 288,353 common stock purchase warrants held of record by Well Ventures, LLC. Well Ventures, LLC is a subsidiaries of Walgreens Boots Alliance, Inc. The address of Walgreens Boots Alliance, Inc. is 106 Wilmot Road, Deerfield, IL 60015.
(38)Consists of 4,879 common stock purchase warrants held of record by James Yoo.
No Selling Stockholder has had any material relationship with us or any of our affiliates within the past three fiscal years other than as described below. The following is a summary of transactions since January 1, 2018 to which we have been or will be a party, in which the amount involved exceeded or will exceed $120,000, and in which any of the Selling Stockholders, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
MedAvail Holdings, Inc.
H.C. Wainwright & Co., LLC Warrant
On November 18, 2020, in connection with MYOS’s engagement of H.C. Wainwright & Co., LLC, or HCW, as a financial advisor with respect to the Merger, we issued warrants to certain affiliates of HCW to purchase up to an aggregate of 58,518 shares of our common stock.
HCW advised the MYOS board of directors throughout the negotiation of the Merger, and in particular with respect to the structuring of the Merger. For its work on the Merger, HCW received $450,000 in cash and certain affiliates of HCW received warrants to purchase an aggregate of 58,518 shares of our common stock. In the two years prior to the signing of the Merger Agreement, HCW performed certain other services for MYOS in connection with its at-the-market equity program, for which it received compensation consisting of 3.5% of the cash raised from sales of MYOS stock. In addition, MYOS agreed to reimburse certain expenses arising, and to indemnify HCW against certain liabilities that may arise, out of HCW’s engagements.
Redmile Group, LLC
Gerard van Hamel Platerink is a Managing Director at Redmile Group, LLC. Mr. van Hamel Platerink has served as the Chairperson and a member of our board of directors since November 2020 and as a member of MedAvail, Inc.’s board of directors since May 2018, serving as the Chairperson of MedAvail, Inc.’s board of directors since August 2020.
Rob Faulkner is a Managing Director at Redmile Group, LLC. Mr. Faulkner has served as a member of our board of directors since November 2020 and as a member of MedAvail, Inc.’s board of directors since February 2020.
Lewis & Clark Venture Capital, LLC
Helen Ciesielski is a Principal of Lewis & Clark Ventures. Ms. Ciesielski has served as a member of our board of directors since November 2020 and as a member of MedAvail, Inc.’s board of directors since May 2018.
MedAvail, Inc.
2017 Series E Preferred Stock Financing
From December 2017 to May 2018, MedAvail, Inc. issued and sold 1,885,396 shares of Series E convertible preferred stock to investors that included certain Selling Stockholders at a purchase price of $11.00 Canadian Dollars, or CAD, per share, or the 2017 Series E Financing. Shares of MedAvail, Inc. Series E convertible preferred stock converted into shares of MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.

The following table sets forth the names of the Selling Stockholders who participated in the 2017 Series E Financing.

Name	Shares of Series E Preferred Stock	Total Purchase Price (CAD)
Adage Capital Partners, L.P.	106,695	$1,173,645.00
Deerfield Private Design Fund III, L.P.	66,686	$733,546.00
Entities affiliated with Lewis & Clark Venture Capital, LLC	938,181	$10,319,991.00
Entities affiliated with Pura Vida Investments, LLC	41,911	$461,021.00
Entities affiliated with Redmile Group, LLC	731,923	$8,051,153.00
2019 Series E Preferred Stock Financing
From March 2019 to September 2019, MedAvail, Inc. issued and sold a total of 3,123,357 shares of its Series E convertible preferred stock to investors that included certain Selling Stockholders at a purchase price of CAD $11.00 per share and warrants to purchase an aggregate of 211,598 shares of its Common Stock at an exercise price of $1.98 United States Dollars, or USD, per share, or the 2019 Series E Financing. Shares of MedAvail, Inc. Series E convertible preferred stock converted into shares of MedAvail Holdings, Inc. common stock and warrants to purchase MedAvail, Inc. common stock converted into warrants to purchase MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
The following table sets forth the names of the Selling Stockholders who participated in the 2019 Series E Financing.

Name	Shares of Series E Preferred Stock	Common Warrants	Total Purchase Price
Adage Capital Partners, L.P.	64,253	6,425	$531,372.31
Deerfield Private Design Fund III, L.P.	40,158	4,015	$332,106.66
Howard Ortman	12,091	1,209	$99,992.57
Janet Jyll Johnstone	18,137	1,813	$149,992.99
Jeanne G. Vance Trust	24,183	2,418	$199,993.41
John G. Francis and Kim M. Van Elslander	12,091	1,209	$99,992.57
Leonard Moskowitz Family Limited Partnership	12,091	1,209	$99,992.57
Entities affiliated with Lewis & Clark Venture Capital, LLC	60,123	6,011	$497,217.21
Mark Parelius	24,184	2,418	$200,001.68
Pura Vida Master Fund Ltd.	7,370	737	$60,949.90
Entities affiliated with Redmile Group, LLC	432,683	43,267	$3,578,288.41
Sandra Beaulu-Parelius	6,046	604	$50,000.42
Third Launch LLC	12,091	1,209	$99,992.57
Thomas Y. and Chany N. Chung Family Trust	60,500	6,050	$500,335.00
Trinnovate Ventures, Inc.	241,837	24,183	$1,999,991.99
Vukas Joint Revocable Trust Agreement	18,137	1,813	$149,992.99
Weinstock/Gavin Living Trust dated December 7, 1992, a revocable trust	12,091	1,209	$99,992.57
2020 Convertible Debt Financing
From May 2020 to October 2020, MedAvail, Inc. issued to investors, including certain Selling Stockholders, an aggregate principal amount of $12,652,775 in convertible promissory notes, or the 2020 Convertible Debt Financing. These promissory notes, or the Notes, accrued interest at a rate of 10% per annum. Prior to the closing of the Merger and in connection with the Private Placement, as described below, the Notes converted into 1,527,656 shares of MedAvail Inc. common stock. Shares of MedAvail, Inc. common stock converted into shares of MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
Concurrently with its Note investment, each holder of a Note received a warrant to purchase a number of shares of MedAvail, Inc. common stock equal to 10% of the original principal amount of such holder’s Note divided by US $8.27. The Company issued to the Note investors warrants to purchase an aggregate of 152,984 shares of MedAvail, Inc. common stock under the 2020 Convertible Debt Financing. Warrants to purchase MedAvail, Inc. common stock converted into warrants to purchase MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
The following table sets forth the names of the Selling Stockholders who participated in the 2020 Convertible Debt Financing.

Name	Principal Amount
946166 Alberta Inc.	$150,000.00
Adage Capital Partners, L.P.	$993,852.55
Blueprint Partners LP	$20,993.32
Deerfield Private Design Fund III, L.P.	$621,158.78
Gautamchand Junjarmal Kumbhat	$25,000.00
Entities affiliated with Lewis & Clark Venture Capital, LLC	$929,917.76
Mandato Family Trust, Joseph Mandato, Trustee	$50,000.00
Mark Moskowitz	$100,000.00
Mark Parelius	$150,000.00
Pura Vida Master Fund Ltd.	$3,114,009.54
Entities affiliated with Redmile Group, LLC	$5,912,744.43
Saroj Gautamchand Kumbhat	$25,000.00
VEF, LP	$560,098.75
Private Placement
In November 2020, MedAvail, Inc. issued and sold a total of 11,317,611 shares of MedAvail, Inc. common stock, or the Private Placement Shares, including 9,789,955 shares of MedAvail, Inc. common stock to purchasers for an aggregate cash purchase price of $83.9 million, and 1,527,656 shares of MedAvail, Inc. common stock to the holders of the Notes in connection with the conversion of the Notes, or the Private Placement. Shares of MedAvail, Inc. common stock converted into shares of MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
The following table sets forth the names of the Selling Stockholders who participated in the Private Placement.

Name	Shares of Common Stock	Total Purchase Price
946166 Alberta Inc.	17,929	$153,657.53
Adage Capital Partners, L.P.	413,275	$3,541,772.85
Blueprint Partners LP	2,552	$21,879.06
Deerfield Private Design Fund III, L.P.	75,975	$651,110.54
Gautamchand Junjarmal Kumbhat	2,951	$25,294.52
Entities affiliated with Lewis & Clark Venture Capital, LLC	172,083	$1,474,757.13
Mandato Family Trust, Joseph Mandato, Trustee	6,091	$52,205.47
Mark Moskowitz	11,975	$102,630.13

Mark Parelius	18,169	$155,712.32
Entities affiliated with Pura Vida Investments, LLC	1,301,613	$11,154,833.03
Entities affiliated with Redmile Group, LLC	2,469,238	$21,161,407.57
Saroj Gautamchand Kumbhat	2,951	$25,294.52
VEF, LP	66,600	$570,779.84
Agreement with Walgreens Boots Alliance
MedAvail, Inc. and Walgreens Boots Alliance, or WBA, a customer and investor of MedAvail, Inc., entered into a series of agreements from 2016 to 2018 for MedAvail, Inc. to provide MedCenters, services related to those MedCenters, software and hardware development work and other commitments.
MedAvail entered into a letter agreement dated December 7, 2017, or the 2017 WBA Letter Agreement with WBA pursuant to which WBA agreed to amend certain commercial arrangements with MedAvail and to approve the 2017 Series E Financing, and pursuant to which on March 4, 2017, MedAvail, Inc. issued to Well Ventures, Inc., a subsidiary of WBA warrants exercisable for 228,816 shares of MedAvail, Inc. common Stock, at an exercise price of CAN $11.00. The warrant to purchase MedAvail, Inc. common stock converted into a warrant to purchase MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
Agreements with entities affiliated with Lewis & Clark Venture Capital, LLC
MedAvail, Inc. entered into the First Addendum to Series E Preferred Stock Purchase Agreement dated May 9, 2018, or the 2017 Series E Addendum, which set forth additional terms with respect to the participation in the 2017 Series E Financing by Lewis & Clark Ventures I, LP and certain other affiliated entities, or collectively LCV, which included, among other things, (i) a requirement that the then current MedAvail, Inc. stockholders purchase, in the aggregate 938,181 shares of MedAvail, Inc. Series E convertible preferred stock in the 2017 Series E Financing, (ii) a further amended and restated certificate of incorporation, (iii) a further amended and restated voting agreement, and (iv) the issuance of warrants exercisable for MedAvail, Inc. common stock and having an exercise price of US $0.01 per share to LCV upon the occurrence of certain milestones as further provided for in the 2017 Series E Addendum.
On March 4, 2019, MedAvail, Inc. entered into a letter agreement with LCV, or the 2019 LCV Letter Agreement, pursuant to which MedAvail agree to issue to LCV certain warrants to purchase shares of MedAvail, Inc. common stock upon the achievement of certain milestones, as further set forth therein.
On February 11, 2020, MedAvail, Inc. issued warrants exercisable for 245,755 shares of MedAvail, Inc. common stock to LCV pursuant to the 2017 Series E Addendum and the 2019 LCV Letter Agreement and the achievement of certain milestones as set forth therein.
On June 29, 2020, MedAvail, Inc. issued to LCV warrants exercisable for 67,379 shares of MedAvail, Inc. common stock, and having an exercise price of $0.01 per share, in connection with the termination of the 2019 LCV Letter Agreement.
Warrants to purchase MedAvail, Inc. common stock converted into warrants to purchase MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
Stockholder Agreements
In December 2019, MedAvail, Inc. entered into the Amended and Restated Investors’ Rights Agreement, as subsequently amended and restated on or about October 9, 2020, or the Rights Agreement, the Amended and Restated Right of First Refusal Agreement, or the ROFR Agreement, and the Amended and Restated Voting Agreement, or the Voting Agreement, with certain holders of its preferred stock and certain holders of its common stock. Such agreements provide for, among other things, voting rights and obligations, information rights, rights of first refusal and registration rights. The following Selling Stockholders are parties to these agreements:

1.Adage Capital Partners, L.P.
2.Deerfield Private Design Fund III, L.P.
3.Entities affiliated with Lewis & Clark Venture Capital, LLC
4.Entities affiliated with Pura Vida Investments, LLC
5.Entities affiliated with Redmile Group, LLC
6.Trinnovate Ventures, Inc.
7.Thomas Y. and Chany N. Chung Family Trust
8.Howard Ortman
9.Jeanne G. Vance Trust
10.Third Launch LLC
11.Janet Jyll Johnstone
12.Leonard Moskowitz Family Limited Partnership
13.Weinstock/Gavin Living Trust dated December 7, 1992, a revocable trust
14.Vukas Joint Revocable Trust Agreement
15.John G. Francis and Kim M. Van Elslander
16.Mark Parelius
17.Sandra Bealu-Parelius
The ROFR Agreement and the Voting Agreement terminated upon the closing of the Merger. The Rights Agreement and the registration rights set forth therein survived the closing of the Merger as a continuing obligation of the Company. In the event that we are unable to register the shares that are subject to the Rights Agreement within the time periods set forth therein, the holders of such securities are entitled to liquidated damages from the Company.

DESCRIPTION OF CAPITAL STOCK
The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, the amended and restated investors rights agreement to which we and certain of our stockholders are parties, and of the Delaware General Corporation Law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, and amended and restated bylaws and amended and restated investors rights agreement, copies of which have been filed or incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference herein.
General
Our amended and restated certificate of incorporation authorizes 100 million shares of common stock, $0.001 par value per share, and 10 million shares of preferred stock, $0.001 par value per share. As of April 16, 2021, there were outstanding:
•31,944,803 shares of our common stock held by approximately 187 stockholders of record;
•2,511,848 shares of our common stock issuable upon exercise of outstanding stock options; and
•1,674,551 shares of our common stock issuable upon exercise of outstanding warrants.
Upon the completion of this offering, we expect to have 31,944,803 shares of common stock outstanding and no shares of preferred stock outstanding. The number of shares of common stock outstanding will not change as a result of this offering.
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not have any plans to pay dividends to our stockholders.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Fully Paid and Nonassessable
All of our outstanding shares of common stock are fully paid and nonassessable.

Registration Rights
Amended and Restated Investors’ Rights Agreement
In connection with the closing of the Merger, on November 18, 2020, we executed and delivered a joinder to the Rights Agreement. Under the Rights Agreement, we agreed to use commercially reasonable efforts to file one or more registration statements with the SEC to register the resale of the shares of the our common stock held by certain of our stockholders, including certain Selling Stockholders, and to have such registration statement(s) become effective as soon as practicable after the filing thereof and within 180 days of the closing of the Merger. In the event that we are unable to register the shares that are subject to the Rights Agreement within the time periods set forth therein, the holders of such securities are entitled to liquidated damages from us.
Obligation to Register HCW Warrants
On November 18, 2020, we issued to affiliates of HCW and its affiliates warrants, or the HCW Warrants, to purchase an aggregate of 58,518 shares of common stock, at an exercise price of $0.01 per share, in connection with MYOS’s engagement of HCW as a financial advisor with respect to the Merger. In the HCW Warrants, we agreed to utilize commercially reasonable efforts to file a resale registration statement with the SEC to register the shares of our common stock that may be acquired by HCW and its affiliates pursuant to such warrants.
Preferred Stock
Currently no shares of preferred stock are outstanding. Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund provisions and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.
Anti-Takeover Effects or Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stock holders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of a non-friendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines business combination to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Special Stockholder Meetings
Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, or our Chief Executive Officer or President. This provision might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.

Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.
Classified Board; Election and Removal of Directors
Our amended and restated certificate of incorporation and amended and restated bylaws authorizes only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors are permitted to be set only by a resolution adopted by our board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors up for election. In addition, our amended and restated certificate of incorporation provides that directors may only be removed for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the voting power of our then outstanding voting stock.
The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Exchange Listing
Our common stock is listed on The Nasdaq Capital Market under the symbol “MDVL.”
Transfer Agent
The transfer agent for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219. Our shares of common stock will be issued in uncertificated form only, subject to limited exceptions.

PLAN OF DISTRIBUTION
The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership or other distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•in the over-the-counter market;
•in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•an exchange distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•through agents;
•through one or more underwriters in a public offering on a firm commitment or best-efforts basis;
•through the settlement of short sales (including short sales “against the box”), in each case subject to compliance with the Securities Act and other applicable laws;
•through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•in other ways not involving market makers or established trading markets;
•by pledge to secure debts and other obligations;
•a combination of any such methods of sale; and
•any other method permitted pursuant to applicable law.
The selling stockholders may also sell all or a portion of the applicable shares in reliance upon an exemption from registration under Rule 144 under the Securities Act of 1933, as amended, or Securities Act, including Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of these exemptions and provisions.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. However, we will receive proceeds from the exercise of the warrants if they are exercised for cash by a holder thereof.
The Selling Stockholders and any underwriters, broker-dealers or agents that are involved in selling the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The maximum amount of any compensation to be received by any FINRA member will not be greater than an amount that is considered fair and reasonable for the sale of any securities being registered. Each selling stockholder has informed us that it does not as of the date hereof have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If a selling stockholder is deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.
To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.
In order to comply with the securities laws of some states, if applicable, the shares of our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states shares of our common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the

Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the Selling Stockholders against liabilities, including certain liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
In connection with the Merger, we agreed with certain of the Selling Stockholders to keep the registration statement of which this prospectus is a part effective until the earlier of a period of one year or until the Selling Stockholders have completed the distribution described in the registration statement.
Once sold under the registration statement of which this prospectus is a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, not all shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
As of April 16, 2021, we had a total of 31,944,803 shares of our common stock outstanding. The number of shares of common stock outstanding will not change as a result of this offering. All the shares of common stock sold in this offering will be freely tradable, unless purchased by our affiliates.
As a result of the lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:
•18,784,812 shares of our common stock outstanding as of April 19, 2021 will be eligible for sale upon expiration of lock-up agreements on May 17, 2021, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.
14,379,254 Resale Shares registered pursuant to this Registration Statement will not be eligible for sale until the expiration of certain lock-up agreements on May 17, 2021, subject to certain exceptions.
Lock-Up Agreement
In connection with the Merger, our executive officers, directors and certain of our stockholders, including certain Selling Stockholders, entered into lock-up agreements with the Company under which they agreed that, subject to certain exceptions, without the prior consent of the Company, they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock until May 17, 2021. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed below.
Rule 144
In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of a class of our capital stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal 319,398 shares, based on the number of shares outstanding as of March 29, 2021; or
•with respect to the sale of our common stock, the average weekly trading volume of our common stock on the Nasdaq during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares of our capital stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701
Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, although substantially all of these shares have been registered on Form S-8 as described below.
Registration Rights
Upon the completion of this offering, holders of approximately 14,379,254 shares of common stock are entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.
Registration Statement
We filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 became effective immediately upon filing, and shares of our common stock covered by the registration statement are eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of the material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary also does not address the alternative minimum tax, the Medicare contribution tax on net investment income, the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate, tax rules, and does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•banks, insurance companies, regulated investment companies, real estate investment trusts, or other financial institutions;
•tax-exempt organizations;
•pension plans and tax-qualified retirement plans;
•controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•brokers or dealers in securities or currencies;
•traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);
•certain former citizens or long-term residents of the United States;
•partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities, and investors therein;
•persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
•persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;
•persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or
•persons deemed to sell our common stock under the constructive sale provisions of the Code.
In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership) or:
•an individual who is a citizen or resident of the United States;
•a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust (1) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.
Distributions
As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
Subject to the discussions below on effectively connected income and in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act, or FATCA,” any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from U.S. federal withholding tax, subject to the discussion below in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act, or FATCA.” In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or applicable successor form properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence, as adjusted for certain items. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.
Gain on Disposition of Common Stock
Subject to the discussion in the section titled “—Backup Withholding and Information Reporting,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
•the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
•you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, unless our common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding common stock, directly, indirectly and constructively, at all times, during the shorter of the five-year period ending on the date of the taxable disposition or your holding period for our common stock.
We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our U.S. and worldwide real property plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or you hold, or are treated as holding, more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, you will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC and our common stock is not regularly traded on an established securities market, your proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a URSPHC.
If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax on such gain at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may also be subject to backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act, or FATCA
The Foreign Account Tax Compliance Act, Treasury Regulations issued thereunder and official IRS guidance, or collectively FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the discussion of certain proposed Treasury Regulations below, the gross proceeds from a sale or other disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and, subject to the discussion of certain proposed Treasury Regulations below, the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.
The Treasury Secretary has issued proposed Treasury Regulations, which, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.
The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

LEGAL MATTERS
The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California.
EXPERTS
The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10–K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of MedAvail, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 have also been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an Independent Auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the SEC with respect to the common stock covered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.medavail.com and where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our websites is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:
•Our Annual Report on Form 10-K for the year ended December 31, 2020 filed on March 31, 2021, including Exhibit 4.3 attached thereto;
•Our Current Reports on Form 8-K filed on November 25, 2020, February 18, 2021 and March 31, 2021, respectively; and
•The description of our common stock, par value $0.001 per share, contained in Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2020 filed on March 31, 2021, including any subsequent filed amendments and reports updating such description.
We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. Any such request may be made by writing or telephoning us at the following address or phone number:
MedAvail Holdings, Inc.
6665 Millcreek Dr. Unit 1
Mississauga, Ontario, Canada L5N 5M4
(973) 509-0444
We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.
We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. You may access these filings on our website at www.medavail.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).
Any statement contained in a document incorporated in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the fees and expenses payable by us in connection with the offering of the securities being registered. All amounts are estimated except the SEC registration fee.

Amount to be Paid
SEC registration fee	$22,560.78
Accounting fees and expenses	$26,000.00
Legal fees and expenses	$45,000.00
Printing and miscellaneous expenses	$54,000.00
Total	$147,560.78
Item 14. Indemnification of Directors and Officers
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides that the Registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the Registrant provides for the indemnification of the Registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the Registrant require the Registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was a director or officer of the Registrant serving at the Registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.
Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into separate indemnification agreements with each of the Registrant’s directors and certain of the Registrant’s officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.
The Registrant has purchased and intends to maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the Registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.
These indemnification provisions and the indemnification agreements entered into between the Registrant and the Registrant’s officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.
Item 15. Recent Sales of Unregistered Securities
The following list sets forth information as to all securities sold by us since January 1, 2018, which were not registered under the Securities Act.
1.On November 18, 2020, the Company issued to HCW, and its affiliates, warrants to purchase an aggregate 58,518 shares of common stock, at an exercise price of $0.01 per share, in connection with MYOS’s engagement of HCW as a financial advisor with respect to the Merger.
2.On October 1, 2020, the Company issued 28,750 shares of common stock to certain MYOS service providers.
The sales of the above securities were deemed to be exempt from registration under the Securities Act with respect to item 1 above in reliance on Section 4(a)(2) of the Securities Act, or Regulation D promulgated thereunder and with respect to item 2 above in reliance on both Section 4(a)(2) of the Securities Act and Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.
Item 16. Exhibits and Financial Statement Schedules
(a)Exhibits
See the exhibit index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which exhibit index is incorporated herein by reference.
(b) Financial Statement Schedule
All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes, which is incorporated herein by reference.

Item 17. Undertakings
(a)The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Description	Form	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant	8-K	3.1	November 18, 2020
3.2	Amended and Restated Bylaws of the Registrant	8-K	3.2	November 18, 2020
4.1	Form of Common Stock Purchase Warrant issued by MedAvail, Inc.	8-K	4.1	November 18, 2020
4.2	Amended and Restated Investors’ Rights Agreement by and among the Registrant, MedAvail, Inc., and certain stockholders, dated October 9, 2020	S-4/A	4.9	October 9, 2020
4.3	Form of Common Stock Purchase Warrant issued by the Registrant to H.C. Wainwright & Co., LLC or its affiliates	8-K	4.3	November 18, 2020
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1#	Form of Indemnification Agreement between the Registrant and each director and executive officer of the Registrant	8-K	10.15	November 18, 2020
10.2#	MedAvail Holdings, Inc. 2020 Equity Incentive Plan and related form agreements	8-K	10.11	November 18, 2020
10.3#	MedAvail Holdings, Inc. 2020 Employee Stock Purchase Plan	8-K	10.12	November 18, 2020
10.4#	MedAvail, Inc. 2012 Equity Incentive Plan, as amended, and related form agreements	8-K	10.13	November 18, 2020
10.5#	MedAvail, Inc. 2018 Equity Incentive Plan and related form agreements	8-K	10.14	November 18, 2020
10.6	Product Distribution Agreement, dated October 31, 2018, by and between MedAvail Pharmacy Inc. and Priority Healthcare Distribution, Inc.	S-4	10.21	September 3, 2020
10.7§	Pharmacy Provider Agreement, dated September 11, 2017, by and between MedAvail Pharmacy Inc. and Express Scripts, Inc.	S-4	10.23	September 3, 2020
10.8§	Manufacturing and Supply Agreement, dated August 17, 2020, by and between MedAvail Technologies Inc. and KITRON TECHNOLOGIES	S-4	10.24	September 3, 2020
10.9	Industrial Lease, dated August 13, 2012, by and between MedAvail Technologies Inc. and The Great-West Life Assurance Company and 801611 Ontario Limited, as amended on February 11, 2019	S-4	10.8	September 3, 2020
10.10#§	Offer Letter, dated November 1, 2012, by and between MedAvail, Inc. and Ed Kilroy	S-4	10.15	September 3, 2020
10.11#§	Offer Letter, dated December 30, 2019, by and between MedAvail, Inc. and Ryan Ferguson	S-4	10.16	September 3, 2020
10.12#§	Offer Letter, dated May 16, 2018, by and between MedAvail, Inc. and William Misloski	S-4	10.17	September 3, 2020
10.13#§	Offer Letter, dated May 7, 2019, by and between MedAvail, Inc. and David Rawlins	S-4	10.18	September 3, 2020
10.14#§	Offer Letter, dated June 20, 2019, by and between MedAvail, Inc. and Neil Prezioso	S-4	10.19	September 3, 2020
21.1	Subsidiaries of the Registrant	8-K	21.1	November 18, 2020

23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Independent Auditors (relating to the 2019 Financial Statements of MedAvail, Inc.)
23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included as part of Exhibit 5.1)
24.1*	Power of Attorney (included on the Signatures page of this Registration Statement on Form S-1)
§       Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).
#       Indicates a management contract or compensatory plan.
*       Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Mississauga, Canada, on April 19, 2021.

MedAvail Holdings, Inc.

By:	/s/ Ed Kilroy
Ed Kilroy
Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ed Kilroy and Ryan Ferguson, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ed Kilroy	Chief Executive Officer & Director (principal executive officer)	April 19, 2021
Ed Kilroy

/s/ Ryan Ferguson	Chief Financial Officer (principal financial and accounting officer)	April 19, 2021
Ryan Ferguson

/s/ Gerard van Hamel Platerink	Chair & Director	April 19, 2021
Gerard van Hamel Platerink

/s/ Rob Faulkner	Director	April 19, 2021
Rob Faulkner

/s/ Gerald Gradwell	Director	April 19, 2021
Gerald Gradwell

/s/ Helen Ciesielski	Director	April 19, 2021
Helen Ciesielski

/s/ Michael Kramer	Director	April 19, 2021
Michael Kramer

/s/ Glen Stettin	Director	April 19, 2021
Glen Stettin